Exhibit 99.3
Management's Responsibility for Financial Reporting
December 31, 2020

The accompanying consolidated financial statements of Rogers Communications Inc. and its subsidiaries and all the information in Management's Discussion and Analysis (MD&A) are the responsibility of management and have been approved by the Board of Directors.

Management has prepared the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements include certain amounts that are based on management's best estimates and judgments and, in their opinion, present fairly, in all material respects, Rogers Communications Inc.'s financial position, results of operations, and cash flows. Management has prepared the financial information presented elsewhere in MD&A and has ensured that it is consistent with the consolidated financial statements.

Management has developed and maintains a system of internal controls that further enhances the integrity of the consolidated financial statements. The system of internal controls is supported by the internal audit function and includes management communication to employees about its policies on ethical business conduct.

Management believes these internal controls provide reasonable assurance that:
•transactions are properly authorized and recorded;
•financial records are reliable and form a proper basis for the preparation of consolidated financial statements; and
•the assets of Rogers Communications Inc. and its subsidiaries are properly accounted for and safeguarded.

The Board of Directors is responsible for overseeing management's responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility through its Audit and Risk Committee.

The Audit and Risk Committee meets regularly with management, as well as the internal and external auditors, to discuss internal controls over the financial reporting process, auditing matters, and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and to review MD&A, the consolidated financial statements, and the external auditors' report. The Audit and Risk Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit and Risk Committee also considers the engagement or re-appointment of the external auditors before submitting its recommendation to the Board of Directors for review and for shareholder approval.

The consolidated financial statements have been audited by KPMG LLP, the external auditors, in accordance with the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Our internal control over financial reporting as of December 31, 2020 has been audited by KPMG LLP, in accordance with the standards of the Public Company Accountability Oversight Board (United States). KPMG LLP has full and free access to the Audit and Risk Committee.

March 4, 2021

"Joe Natale"	"Anthony Staffieri"
Joe Natale	Anthony Staffieri, FCPA, FCA
President and Chief Executive Officer	Chief Financial Officer

Rogers Communications Inc.	1	2020 Annual Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Rogers Communications Inc.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Rogers Communications Inc. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the two‑year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the years in the two‑year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 4, 2021 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Audit and Risk Committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recoverability of the carrying value of goodwill in the Media segment
As discussed in Note 9 to the consolidated financial statements, the Company tests goodwill for impairment once per year as of October 1, or more frequently if they identify indicators of impairment. Goodwill is impaired if the recoverable amount of a cash-generating unit (CGU) or group of cash-generating units (CGUs) that contain goodwill is less than the carrying amount. The Company makes judgments in determining CGUs and the allocation of goodwill for the purpose of impairment testing. Goodwill is monitored at an operating segment level in the Media segment. The goodwill balance in the Media segment as of December 31, 2020 was $955 million. A number of businesses within the Company's Media segment are partially reliant on traditional advertising revenues, are subject to a highly competitive environment and continue to have profitability challenges due to declining advertising revenue growth rates and increasing costs of producing and/or providing content. The estimate of the recoverable amount, which is determined based on the higher of fair value less costs to sell and value in use, is based on significant estimates developed by the Company relating to future cash flows, the terminal growth rate, and the discount rate applied in its valuation model.

We identified the assessment of the recoverability of the carrying value of goodwill in the Media segment as a critical audit matter. There was a high degree of auditor judgment applied in assessing the level at which goodwill was tested and in evaluating the key assumptions used in the valuation models, which included the CGUs' future cash flows, the discount rate and the terminal growth rate.

Rogers Communications Inc.	2	2020 Annual Financial Statements

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's impairment testing process, including controls related to the determination that goodwill should be tested at the Media segment level and the key assumptions used in estimating the recoverable amount of the Media segment. We compared the Company's historical cash flow forecasts to actual results achieved to assess the Company's ability to accurately forecast financial results. We compared the cash flow forecasts used to estimate the recoverable amount to approved plans. We assessed the assumptions used to determine the Media segment's future cash flows by comparing to underlying documentation and external market and relevant industry data. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rate, by comparing the Company's inputs to the discount rate to publicly available data for comparable entities, independently developing a range of reasonable discount rates and comparing those to the Company's rate, and the terminal growth rate for the Media segment, by comparing to underlying documentation and publicly available market data. We performed sensitivity analyses over the Company's key assumptions used to determine the recoverable amount to assess the impact of changes in those assumptions on the Company's determination of the recoverable amount.

"KPMG LLP"
Chartered Professional Accountants, Licensed Public Accountants
We have served as the Company's auditor since 1969.
Toronto, Canada
March 4, 2021

Rogers Communications Inc.	3	2020 Annual Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Rogers Communications Inc.

Opinion on Internal Control Over Financial Reporting
We have audited Rogers Communications Inc.'s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, Rogers Communications Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements), and our report dated March 4, 2021 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading Management's Report on Internal Control over Financial Reporting contained within Management's Discussion and Analysis for the year ended December 31, 2020. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

"KPMG LLP"
Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
March 4, 2021

Rogers Communications Inc.	4	2020 Annual Financial Statements

Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts)

Years ended December 31	Note	2020	2019

Revenue	5	13,916	15,073

Operating expenses:
Operating costs	6	8,059	8,861
Depreciation and amortization	7, 8, 9	2,618	2,488
Restructuring, acquisition and other	10	185	139
Finance costs	11	881	840
Other expense (income)	12	1	(10)

Income before income tax expense		2,172	2,755
Income tax expense	13	580	712

Net income for the year		1,592	2,043

Earnings per share:
Basic	14	$3.15	$3.99
Diluted	14	$3.13	$3.97
The accompanying notes are an integral part of the consolidated financial statements.

Rogers Communications Inc.	5	2020 Annual Financial Statements

Consolidated Statements of Comprehensive Income
(In millions of Canadian dollars)

Years ended December 31	Note	2020	2019

Net income for the year		1,592	2,043

Other comprehensive (loss) income:

Items that will not be reclassified to net income:
Defined benefit pension plans:
Remeasurements	23	(121)	(159)
Related income tax recovery		32	40

Defined benefit pension plans		(89)	(119)

Equity investments measured at fair value through other comprehensive income (FVTOCI):
(Decrease) increase in fair value	18	(302)	737
Related income tax recovery (expense)		40	(104)

Equity investments measured at FVTOCI		(262)	633

Items that will not be reclassified to net income		(351)	514

Items that may subsequently be reclassified to net income:
Cash flow hedging derivative instruments:
Unrealized (loss) gain in fair value of derivative instruments		(320)	66
Reclassification to net income of loss on debt derivatives		286	458
Reclassification to net income or property, plant and equipment of gain on expenditure derivatives		(36)	(61)
Reclassification to net income for accrued interest		(49)	(46)
Related income tax recovery (expense)		50	(29)

Cash flow hedging derivative instruments		(69)	388

Share of other comprehensive loss of equity-accounted investments, net of tax		(5)	(8)

Items that may subsequently be reclassified to net income		(74)	380

Other comprehensive (loss) income for the year		(425)	894

Comprehensive income for the year		1,167	2,937
The accompanying notes are an integral part of the consolidated financial statements.

Rogers Communications Inc.	6	2020 Annual Financial Statements

Consolidated Statements of Financial Position
(In millions of Canadian dollars)

		As at December 31	As at December 31
	Note	2020	2019

Assets
Current assets:
Cash and cash equivalents		2,484	494
Accounts receivable	15	2,856	2,376
Inventories	16	479	460
Current portion of contract assets	5	533	1,234
Other current assets		516	452
Current portion of derivative instruments	17	61	101
Total current assets		6,929	5,117

Property, plant and equipment	7, 8	14,018	13,934
Intangible assets	9	8,926	8,905
Investments	18	2,536	2,830
Derivative instruments	17	1,378	1,478
Financing receivables	15	748	76
Other long-term assets		346	756
Goodwill	9	3,973	3,923

Total assets		38,854	37,019

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	19	1,221	2,238
Accounts payable and accrued liabilities		2,714	3,033
Income tax payable		344	48
Other current liabilities	17, 20	243	191
Contract liabilities	5	336	224
Current portion of long-term debt	21	1,450	—
Current portion of lease liabilities	8	278	230
Total current liabilities		6,586	5,964

Provisions	20	42	36
Long-term debt	21	16,751	15,967
Lease liabilities	8	1,557	1,495
Other long-term liabilities	22	1,149	704
Deferred tax liabilities	13	3,196	3,437
Total liabilities		29,281	27,603

Shareholders' equity	24	9,573	9,416

Total liabilities and shareholders' equity		38,854	37,019

Guarantees	27
Commitments and contingent liabilities	28
Subsequent events	19, 24
The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors:

"Edward S. Rogers"	"Robert J. Gemmell"
Edward S. Rogers Director	Robert J. Gemmell Director

Rogers Communications Inc.	7	2020 Annual Financial Statements

Consolidated Statements of Changes in Shareholders' Equity
(In millions of Canadian dollars, except number of shares)

	Class A Voting Shares		Class B Non-Voting Shares
Year ended December 31, 2020	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, January 1, 2020	71	111,154	397	393,771	7,419	1,265	263	1	9,416
Net income for the year	—	—	—	—	1,592	—	—	—	1,592

Other comprehensive (loss) income:
Defined benefit pension plans, net of tax	—	—	—	—	(89)	—	—	—	(89)
FVTOCI investments, net of tax	—	—	—	—	—	(262)	—	—	(262)
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	(69)	—	(69)
Share of equity-accounted investments, net of tax	—	—	—	—	—	—	—	(5)	(5)
Total other comprehensive (loss) income	—	—	—	—	(89)	(262)	(69)	(5)	(425)
Comprehensive income (loss) for the year	—	—	—	—	1,503	(262)	(69)	(5)	1,167

Reclassification to retained earnings for disposition of FVTOCI investments	—	—	—	—	4	(4)	—	—	—

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(1,010)	—	—	—	(1,010)
Total transactions with shareholders	—	—	—	—	(1,010)	—	—	—	(1,010)

Balances, December 31, 2020	71	111,154	397	393,771	7,916	999	194	(4)	9,573

	Class A Voting Shares		Class B Non-Voting Shares
Year ended December 31, 2019	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, January 1, 2019	71	111,155	406	403,657	7,159	636	(125)	9	8,156
Net income for the period	—	—	—	—	2,043	—	—	—	2,043

Other comprehensive income (loss):
Defined benefit pension plans, net of tax	—	—	—	—	(119)	—	—	—	(119)
FVTOCI investments, net of tax	—	—	—	—	—	633	—	—	633
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	388	—	388
Share of equity-accounted investments, net of tax	—	—	—	—	—	—	—	(8)	(8)
Total other comprehensive income (loss)	—	—	—	—	(119)	633	388	(8)	894
Comprehensive income (loss) for the year	—	—	—	—	1,924	633	388	(8)	2,937

Reclassification to retained earnings for disposition of FVTOCI investments					4	(4)

Transactions with shareholders recorded directly in equity:
Repurchase of Class B Non-Voting Shares	—	—	(9)	(9,887)	(646)	—	—	—	(655)
Dividends declared	—	—	—	—	(1,022)	—	—	—	(1,022)
Share class exchange		(1)	—	1	—	—	—	—	—
Total transactions with shareholders	—	(1)	(9)	(9,886)	(1,668)	—	—	—	(1,677)

Balances, December 31, 2019	71	111,154	397	393,771	7,419	1,265	263	1	9,416
The accompanying notes are an integral part of the consolidated financial statements.

Rogers Communications Inc.	8	2020 Annual Financial Statements

Consolidated Statements of Cash Flows
(In millions of Canadian dollars)

Years ended December 31	Note	2020	2019

Operating activities:
Net income for the year		1,592	2,043
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	7, 8, 9	2,618	2,488
Program rights amortization	9	77	77
Finance costs	11	881	840
Income tax expense	13	580	712
Post-employment benefits contributions, net of expense	23	13	(75)
Other		119	82
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid		5,880	6,167
Change in net operating assets and liabilities	29	(333)	(462)
Income taxes paid		(418)	(400)
Interest paid		(808)	(779)

Cash provided by operating activities		4,321	4,526

Investing activities:
Capital expenditures	7, 29	(2,312)	(2,807)
Additions to program rights	9	(57)	(60)
Changes in non-cash working capital related to capital expenditures and intangible assets		(37)	(35)
Acquisitions and other strategic transactions, net of cash acquired	9	(103)	(1,731)
Other		(49)	21

Cash used in investing activities		(2,558)	(4,612)

Financing activities:
Net (repayment of) proceeds received on short-term borrowings	19	(1,146)	30
Net issuance of long-term debt	21	2,540	2,184
Net proceeds (payments) on settlement of debt derivatives and forward contracts	17	80	(121)
Transaction costs incurred	21	(23)	(61)
Principal payments of lease liabilities	8	(213)	(167)
Repurchase of Class B Non-Voting Shares	24	—	(655)
Dividends paid	24	(1,011)	(1,016)
Other		—	(19)

Cash provided by financing activities		227	175

Change in cash and cash equivalents		1,990	89
Cash and cash equivalents, beginning of year		494	405

Cash and cash equivalents, end of year		2,484	494
Cash and cash equivalents are defined as cash and short-term deposits that have an original maturity of less than 90 days, less bank advances.

The accompanying notes are an integral part of the consolidated financial statements.

Rogers Communications Inc.	9	2020 Annual Financial Statements

Notes to Consolidated Financial Statements

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

Page		Note	Page		Note
10	Note 1	Nature of the Business	31	Note 16	Inventories
12	Note 2	Significant Accounting Policies	32	Note 17	Financial Risk Management and Financial Instruments
14	Note 3	Capital Risk Management
14	Note 4	Segmented Information	43	Note 18	Investments
16	Note 5	Revenue	44	Note 19	Short-Term Borrowings
19	Note 6	Operating Costs	46	Note 20	Provisions
19	Note 7	Property, Plant and Equipment	47	Note 21	Long-Term Debt
22	Note 8	Leases	50	Note 22	Other Long-Term Liabilities
24	Note 9	Intangible Assets and Goodwill	50	Note 23	Post-Employment Benefits
27	Note 10	Restructuring, Acquisition and Other	55	Note 24	Shareholders' Equity
28	Note 11	Finance Costs	56	Note 25	Stock-Based Compensation
28	Note 12	Other Expense (Income)	60	Note 26	Related Party Transactions
28	Note 13	Income Taxes	61	Note 27	Guarantees
30	Note 14	Earnings Per Share	61	Note 28	Commitments and Contingent Liabilities
31	Note 15	Accounts Receivable	64	Note 29	Supplemental Cash Flow Information

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. is a diversified Canadian communications and media company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI's shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable
Cable telecommunications operations, including Internet, television, telephony (phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

During the year ended December 31, 2020, Wireless and Cable were operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other wholly owned subsidiaries. Media was operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

See note 4 for more information about our reportable operating segments.

BUSINESS SEASONALITY
Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses, which are described below. Fluctuations in net income from quarter to quarter can also be attributed to losses on the repayment of debt, other income and expenses, impairment of assets, and changes in income tax expense.

The COVID-19 pandemic (COVID-19) has significantly affected our operating results in 2020 in addition to the typical seasonal fluctuations in our business that are described below. In Wireless, the decline in customer travel due to global travel restrictions resulted in lower roaming revenue. Most notably in Media, major professional sports leagues:

Rogers Communications Inc.	10	2020 Annual Financial Statements

•postponed their 2019-20 seasons between March and July 2020 and recommenced with contracted seasons from July to September 2020, causing sports-related revenue and expenses, such as programming rights amortization, to be recognized later in the year than is typical; and
•postponed the start of the 2020-21 NBA and NHL seasons to late December 2020 and early January 2021, causing sports-related revenue and expenses that are typically recognized in the fourth quarter to not be recognized at that point.
We expect COVID-19 will continue to affect our operating results in 2021 and there is continued uncertainty surrounding the duration and potential outcomes of COVID-19.

Wireless
Wireless operating results are influenced by the timing of our marketing and promotional expenditures and higher levels of subscriber additions, resulting in higher subscriber acquisition- and activation-related expenses, typically in the third and fourth quarters. The third and fourth quarters typically experience higher volumes of activity as a result of "back to school" and holiday season-related consumer behaviour. Aggressive promotional offers are often advertised during these periods. In contrast, we typically see lower subscriber-related activity in the first quarter of the year.

The launch of new products and services, including popular new wireless device models, can also affect the level of subscriber activity. Highly anticipated device launches typically occur in the fall season of each year. Wireless roaming revenue is dependent on customer travel volumes and timing, and is also impacted by foreign exchange rates and general economic conditions.

Cable
Cable's operating results are affected by modest seasonal fluctuations, typically caused by:
•university and college students who live in residences moving out early in the second quarter and canceling their service as well as students moving in late in the third quarter and signing up for cable service;
•individuals temporarily suspending service for extended vacations or seasonal relocations; and
•the concentrated marketing we generally conduct in our fourth quarter.

Cable results from our enterprise customers do not generally have any unique seasonal aspects.

Media
Seasonal fluctuations relate to:
•periods of increased consumer activity and their impact on advertising and related retail cycles, which tend to be most active in the fourth quarter due to holiday spending and slower in the first quarter;
•the Major League Baseball season, where:
•games played are concentrated in the spring, summer, and fall months (generally the second and third quarters of the year);
•revenue related to game day ticket sales, merchandise sales, and advertising are concentrated in the spring, summer, and fall months (generally the second and third quarters of the year), with postseason games commanding a premium in advertising revenue and additional revenue from game day ticket sales and merchandise sales, if and when the Toronto Blue Jays play in the postseason; and
•programming and production costs and player payroll are expensed based on the number of games aired or played, as applicable; and
•the National Hockey League (NHL) season, where:
•regular season games are concentrated in the fall and winter months (generally the first and fourth quarters of the year) and playoff games are concentrated in the spring months (generally the second quarter of the year). We expect a correlation between the quality of revenue and earnings and the extent of Canadian teams' presence during the playoffs;
•programming and production costs are expensed based on the timing of when the rights are aired or are expected to be consumed; and
•advertising revenue and programming expenses are concentrated in the fall, winter, and spring months, with playoff games commanding a premium in advertising revenue.

ESTIMATION UNCERTAINTY
On March 11, 2020, the World Health Organization recognized the outbreak of COVID-19 as a pandemic and we have been closely monitoring related developments and the impact on our business. Due to the uncertainty surrounding the duration and potential outcomes of the COVID-19 pandemic, and the unpredictable and continuously changing impacts and related government responses, there is more uncertainty associated with our assumptions, expectations, and estimates. We believe the most significantly affected estimates are related to our expected credit losses and allowance for doubtful accounts and as a result, for the year ended December 31, 2020, we have recognized an incremental $90 million in bad debt expense on our accounts receivable, financing receivables, and contract assets based on changing economic conditions.

Rogers Communications Inc.	11	2020 Annual Financial Statements

STATEMENT OF COMPLIANCE
We prepared our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Board of Directors (the Board) authorized these consolidated financial statements for issue on March 4, 2021.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(a)BASIS OF PRESENTATION
All amounts are in Canadian dollars unless otherwise noted. Our functional currency is the Canadian dollar. We prepare the consolidated financial statements on a historical cost basis, except for:
•certain financial instruments as disclosed in note 17, which are measured at fair value;
•the net deferred pension liability, which is measured as described in note 23; and
•liabilities for stock-based compensation, which are measured at fair value as disclosed in note 25.

Reclassifications
As a result of the growth of our financing receivable program and the ways in which we manage our business, effective the year ended December 31, 2020 and retroactively, we have reclassified certain balances in our Consolidated Statements of Financial Position and our Consolidated Statements of Cash Flows.

On our Consolidated Statements of Financial Position, we have:
•reclassified current financing receivables from "other current assets" to "accounts receivable" (2020 - $1,031 million, 2019 - $72 million);
•separately disclosed the long-term portion of "financing receivables" reclassified from "other long-term assets" (2020 - $748 million, 2019 - $76 million);
•reclassified the long-term portion of "contract assets" to "other long-term assets" (2020 - $88 million, 2019 - $557 million); and
•reclassified derivative instrument liabilities to "other current liabilities" and "other long-term liabilities", as applicable.

On our Consolidated Statements of Cash Flows, we have reclassified the "net change in contract asset balances" (2020 - $1,170 million, 2019 - $(204) million) and the "net change in financing receivable balances" (2020 - $1,658 million, 2019 - $(120) million) to "change in net operating assets and liabilities".

(b)BASIS OF CONSOLIDATION
Subsidiaries are entities we control. We include the financial statements of our subsidiaries in our consolidated financial statements from the date we gain control of them until our control ceases. We eliminate all intercompany transactions and balances between our subsidiaries on consolidation.

(c)FOREIGN CURRENCY TRANSLATION
We translate amounts denominated in foreign currencies into Canadian dollars as follows:
•monetary assets and liabilities - at the exchange rate in effect as at the date of the Consolidated Statements of Financial Position;
•non-monetary assets and liabilities, and related depreciation and amortization - at the historical exchange rates; and
•revenue and expenses other than depreciation and amortization - at the average rate for the month in which the transaction was recognized.

(d)BUSINESS COMBINATIONS
We account for business combinations using the acquisition method of accounting. Only acquisitions that result in our gaining control over the acquired businesses are accounted for as business combinations. We possess control over an entity when we conclude we are exposed to variable returns from our involvement with the acquired entity and we have the ability to affect those returns through our power over the acquired entity.

We calculate the fair value of the consideration paid as the sum of the fair value at the date of acquisition of the assets we transferred and the equity interests we issued, less the liabilities we assumed to acquire the subsidiary.

We measure goodwill as the fair value of the consideration transferred less the net recognized amount of the identifiable assets acquired and liabilities assumed, which are generally measured at fair value as of the acquisition date. When the excess is negative, a gain on acquisition is recognized immediately in net income.

We expense the transaction costs associated with acquisitions as we incur them.

During the year ended December 31, 2020, we made several individually immaterial acquisitions and recognized $50 million of related goodwill, all of which has been allocated to our Cable operating segment.

Rogers Communications Inc.	12	2020 Annual Financial Statements

(e)GOVERNMENT GRANTS
We recognize government financial assistance as a deduction from the related expense when there is reasonable assurance that we will comply with the conditions of the assistance and the assistance will be received. During the year ended December 31, 2020, we qualified for $91 million of funding associated with the Canada Emergency Wage Subsidy (CEWS) program, a federal government initiative offered to eligible employers who kept individuals employed during COVID-19. As at December 31, 2020, we had received $82 million; we expect to receive the remaining $9 million in early 2021.

(f)NEW ACCOUNTING PRONOUNCEMENTS ADOPTED IN 2020
We adopted the following IFRS amendments in 2020. They did not have a material effect on our financial statements.
•Amendments to IFRS 9, Financial Instruments, IAS 39, Financial Instruments: Recognition and Measurement, and IFRS 7, Financial Instruments: Disclosures, Interest Rate Benchmark Reform, detailing the fundamental reform of major interest rate benchmarks being undertaken globally to replace or redefine Inter-Bank Offered Rates (IBORs) with alternative nearly risk-free benchmark rates (referred to as "IBOR reform"). There is significant uncertainty over the timing of when the replacements for IBORs will be effective and what those replacements will be. We will actively monitor the IBOR reform and consider circumstances as we renew or enter into new financial instrument contracts.
•Changes to the Conceptual Framework, seeking to provide improvements to concepts surrounding various financial reporting considerations and existing IFRS standards.
•Amendments to IAS 1, Presentation of Financial Statements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, clarifying the definition of "material".

(g)RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED IN 2020
The IASB has issued the following new standards that will become effective in a future year and could have an impact on our consolidated financial statements in future periods:
•IAS 37, Provisions, Contingent Liabilities and Contingent Assets - Onerous Contracts, specifying costs an entity should include in determining the "cost of fulfilling" a potential onerous contract.
•IFRS 17, Insurance Contracts, a replacement of IFRS 4, Insurance Contracts, that aims to provide consistency in the application of accounting for insurance contracts.
•Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, and IFRS 7), addressing issues that might affect financial reporting after the reform of an interest rate benchmark.
•Amendments to IAS 1, Presentation of Financial Statements - Classification of Liabilities as Current or Non-current, clarifying requirements for the classification of liabilities as non-current.
•Amendments to IAS 16, Property Plants and Equipment: Proceeds before intended use, prohibiting reducing the cost of property, plant, and equipment by proceeds while bringing an asset to capable operations.
•Amendments to IFRS 3, Business Combinations - Updating a Reference to the Conceptual Framework, updating a reference to the Conceptual Framework.
•Amendments to IFRS 16, Leases, allowing lessees to not assess whether a COVID-19-related rent concession is a lease modification.

We do not expect IFRS 17, Insurance Contracts, will have an effect on our consolidated financial statements. We are assessing the impacts, if any, the remaining new standards or amendments will have on our consolidated financial statements, but we currently do not expect any material impacts.

(h)ADDITIONAL SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES, AND JUDGMENTS
When preparing our consolidated financial statements, management makes judgments, estimates, and assumptions that affect how accounting policies are applied and the amounts we report as assets, liabilities, revenue, and expenses. Our significant accounting policies, estimates, and judgments are identified in this note or disclosed throughout the notes as identified in the table below, including:
•information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the amounts recognized in the consolidated financial statements;
•information about judgments made in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements; and
•information on our significant accounting policies.

Rogers Communications Inc.	13	2020 Annual Financial Statements

Note	Topic	Page	Accounting Policy	Use of Estimates	Use of Judgments
4	Reportable Segments	14	X		X
5	Revenue Recognition	16	X	X	X
7	Property, Plant and Equipment	19	X	X	X
8	Leases	22	X	X	X
9	Intangible Assets and Goodwill	24	X	X	X
13	Income Taxes	28	X		X
14	Earnings Per Share	30	X
15	Accounts Receivable	31	X		X
16	Inventories	31	X
17	Financial Instruments	32	X	X	X
18	Investments	43	X
20	Provisions	46	X	X	X
23	Post-Employment Benefits	50	X	X
25	Stock-Based Compensation	56	X	X
28	Commitments and Contingent Liabilities	61	X		X

NOTE 3: CAPITAL RISK MANAGEMENT

Our objectives in managing capital are to ensure we have sufficient available liquidity to meet all of our commitments and to execute our business plan. We define capital that we manage as shareholders' equity and indebtedness (including the current portion of our long-term debt, long-term debt, short-term borrowings, the current portion of our lease liabilities, and lease liabilities).

We manage our capital structure, commitments, and maturities and make adjustments based on general economic conditions, financial markets, operating risks, our investment priorities, and working capital requirements. To maintain or adjust our capital structure, we may, with approval from the Board, issue or repay debt and/or short-term borrowings, issue or repurchase shares, pay dividends, or undertake other activities as deemed appropriate under the circumstances. The Board reviews and approves the annual capital and operating budgets, as well as any material transactions that are not part of the ordinary course of business, including proposals for acquisitions or other major financing transactions, investments, or divestitures.

We monitor debt leverage ratios as part of the management of liquidity and shareholders' return to sustain future development of the business, conduct valuation-related analyses, and make decisions about capital.

The wholly owned subsidiary through which our credit card programs are operated is regulated by the Office of the Superintendent of Financial Institutions, which requires that a minimum level of regulatory capital be maintained. Rogers' subsidiary was in compliance with that requirement as at December 31, 2020 and 2019. The capital requirements are not material to the Company as at December 31, 2020 or December 31, 2019.

With the exception of our credit card programs and the subsidiary through which they are operated, we are not subject to externally imposed capital requirements. Our overall strategy for capital risk management has not changed since December 31, 2019.

NOTE 4: SEGMENTED INFORMATION

ACCOUNTING POLICY
Reportable segments
We determine our reportable segments based on, among other things, how our chief operating decision maker, the Chief Executive Officer and Chief Financial Officer of RCI, regularly review our operations and performance. They review adjusted EBITDA as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources, as they believe adjusted EBITDA reflects segment and consolidated profitability. Adjusted EBITDA is defined as income before depreciation and amortization; (gain) loss on disposition of property, plant and equipment; restructuring, acquisition and other; finance costs; other expense (income); and income tax expense.

We follow the same accounting policies for our segments as those described in the notes to our consolidated financial statements. We account for transactions between reportable segments in the same way we account for transactions with external parties, but eliminate them on consolidation.

Rogers Communications Inc.	14	2020 Annual Financial Statements

USE OF ESTIMATES AND JUDGMENTS
JUDGMENTS
We make significant judgments in determining our operating segments. These are components that engage in business activities from which they may earn revenue and incur expenses, for which operating results are regularly reviewed by our chief operating decision makers to make decisions about resources to be allocated and assess component performance, and for which discrete financial information is available.

EXPLANATORY INFORMATION
Our reportable segments are Wireless, Cable, and Media (see note 1). All three segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenue and costs. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

INFORMATION BY SEGMENT

Year ended December 31, 2020	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	5	8,530	3,946	1,606	(166)	13,916
Operating costs	6	4,463	2,011	1,555	30	8,059

Adjusted EBITDA		4,067	1,935	51	(196)	5,857

Depreciation and amortization	7, 8, 9					2,618
Restructuring, acquisition and other	10					185
Finance costs	11					881
Other expense	12					1

Income before income tax expense						2,172

Capital expenditures	7, 29	1,100	940	79	193	2,312
Goodwill	9	1,160	1,858	955	—	3,973
Total assets		20,639	7,877	2,569	7,769	38,854

Year ended December 31, 2019	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	5	9,250	3,954	2,072	(203)	15,073
Operating costs	6	4,905	2,035	1,932	(11)	8,861

Adjusted EBITDA		4,345	1,919	140	(192)	6,212

Depreciation and amortization	7, 8, 9					2,488
Restructuring, acquisition and other	10					139
Finance costs	11					840
Other income	12					(10)

Income before income tax expense						2,755

Capital expenditures [1]	7, 29	1,320	1,153	102	232	2,807
Goodwill	9	1,160	1,808	955	—	3,923
Total assets		20,105	7,891	2,550	6,473	37,019
1    Includes proceeds on disposition of $38 million (see note 29).

Rogers Communications Inc.	15	2020 Annual Financial Statements

NOTE 5: REVENUE

ACCOUNTING POLICY
Contracts with customers
We record revenue from contracts with customers in accordance with the five steps in IFRS 15, Revenue from contracts with customers as follows:
1.identify the contract with a customer;
2.identify the performance obligations in the contract;
3.determine the transaction price, which is the total consideration provided by the customer;
4.allocate the transaction price among the performance obligations in the contract based on their relative fair values; and
5.recognize revenue when the relevant criteria are met for each performance obligation.

Many of our products and services are sold in bundled arrangements (e.g. wireless devices and voice and data services). Items in these arrangements are accounted for as separate performance obligations if the item meets the definition of a distinct good or service. We also determine whether a customer can modify their contract within predefined terms such that we are not able to enforce the transaction price agreed to, but can only contractually enforce a lower amount. In situations such as these, we allocate revenue between performance obligations using the minimum enforceable rights and obligations and any excess amount is recognized as revenue as it is earned.

Revenue for each performance obligation is recognized either over time (e.g. services) or at a point in time (e.g. equipment). For performance obligations satisfied over time, revenue is recognized as the services are provided. These services are typically provided, and thus revenue is typically recognized, on a monthly basis. Revenue for performance obligations satisfied at a point in time is recognized when control of the item (or service) transfers to the customer. Typically, this is when the customer activates the goods (e.g. in the case of a wireless device) or has physical possession of the goods (e.g. other equipment).

The table below summarizes the nature of the various performance obligations in our contracts with customers and when we recognize performance on those obligations.

Performance obligations from contracts with customers	Timing of satisfaction of the performance obligation
Wireless airtime, data, and other services; television, telephony, Internet, and smart home monitoring services; network services; media subscriptions; and rental of equipment	As the service is provided (usually monthly)
Roaming, long-distance, and other optional or non-subscription services, and pay-per-use services	As the service is provided
Wireless devices and related equipment	Upon activation or purchase by the end customer
Installation services for Cable subscribers	When the services are performed
Advertising	When the advertising airs on our radio or television stations or is displayed on our digital properties
Subscriptions by television stations for subscriptions from cable and satellite providers	When the services are delivered to cable and satellite providers' subscribers (usually monthly)
Toronto Blue Jays' home game admission and concessions	When the related games are played during the baseball season and when goods are sold
Toronto Blue Jays revenue from the Major League Baseball Revenue Sharing Agreement, which redistributes funds between member clubs based on each club’s relative revenue, and other league revenue sharing	In the applicable period, when the amount is determinable
Radio and television broadcast agreements	When the related programs are aired
Sublicensing of program rights	Over the course of the applicable licence period

We also recognize interest revenue on credit card receivables using the effective interest method in accordance with IFRS 9.

Payment for Wireless and Cable monthly service fees is typically due 30 days after billing. Payment for Wireless and Cable equipment is typically due either upon receipt of the equipment or over the subsequent 24 months (when equipment is financed through our equipment financing plans). Payment terms for typical Media performance obligations range from immediate (e.g. Toronto Blue Jays tickets) to 30 days (e.g. advertising contracts).

Contract assets and liabilities
We record a contract asset when we have provided goods and services to our customer but our right to related consideration for the performance obligation is conditional on satisfying other performance obligations. Contract assets primarily relate to our rights to consideration for the transfer of wireless devices. Our long-term contract assets are grouped into "other long-term assets" on our Consolidated Statements of Financial Position.

Rogers Communications Inc.	16	2020 Annual Financial Statements

We record a contract liability when we receive payment from a customer in advance of providing goods and services. This includes subscriber deposits, deposits related to Toronto Blue Jays ticket sales, and amounts subscribers pay for services and subscriptions that will be provided in future periods.

A portion of our contract liabilities relates to discounts provided to customers on our device financing contracts (see note 15). Due to the allocation of the transaction price to the performance obligations, the financing receivable we recognize is greater than the related equipment revenue. As a result, we recognize a contract liability simultaneously with the financing receivable and equipment revenue and subsequently reduce the contract liability on a monthly basis.

We account for contract assets and liabilities on a contract-by-contract basis, with each contract presented as either a net contract asset or a net contract liability accordingly.

Deferred commission cost assets
We defer, to the extent recoverable, the incremental costs we incur to obtain or fulfill a contract with a customer and amortize them over their expected period of benefit. These costs include certain commissions paid to internal and external representatives that we believe to be recoverable through the revenue earned from the related contracts. We therefore defer them as deferred commission cost assets in other assets and amortize them to operating costs over the pattern of the transfer of goods and services to the customer, which is typically evenly over either 12 or 24 consecutive months.

USE OF ESTIMATES AND JUDGMENTS
ESTIMATES
We use estimates in the following key areas:
•determining the transaction price of our contracts requires estimating the amount of revenue we expect to be entitled to for delivering the performance obligations within a contract; and
•determining the stand-alone selling price of performance obligations and the allocation of the transaction price between performance obligations.

Determining the transaction price
The transaction price is the amount of consideration that is enforceable and to which we expect to be entitled in exchange for the goods and services we have promised to our customer. We determine the transaction price by considering the terms of the contract and business practices that are customary within that particular line of business. Discounts, rebates, refunds, credits, price concessions, incentives, penalties, and other similar items are reflected in the transaction price at contract inception.

Determining the stand-alone selling price and the allocation of the transaction price
The transaction price is allocated to performance obligations based on the relative stand-alone selling prices of the distinct goods or services in the contract. The best evidence of a stand-alone selling price is the observable price of a good or service when the entity sells that good or service separately in similar circumstances and to similar customers. If a stand-alone selling price is not directly observable, we estimate the stand-alone selling price taking into account reasonably available information relating to the market conditions, entity-specific factors, and the class of customer.

In determining the stand-alone selling price, we allocate revenue between performance obligations based on expected minimum enforceable amounts to which Rogers is entitled. Any amounts above the minimum enforceable amounts are recognized as revenue as they are earned.

JUDGMENTS
We make significant judgments in determining whether a promise to deliver goods or services is considered distinct, in determining the costs that are incremental to obtaining or fulfilling a contract with a customer, and in determining whether our residual value arrangements constitute revenue-generating arrangements or leases.

Distinct goods and services
We make judgments in determining whether a promise to deliver goods or services is considered distinct. We account for individual products and services separately if they are distinct (i.e. if a product or service is separately identifiable from other items in the bundled package and if the customer can benefit from it). The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. For items we do not sell separately, we estimate stand-alone selling prices using the adjusted market assessment approach.

Determining costs to obtain or fulfill a contract
Determining the costs we incur to obtain or fulfill a contract that meet the deferral criteria within IFRS 15 requires us to make significant judgments. We expect incremental commission fees paid to internal and external representatives as a result of obtaining contracts with customers to be recoverable.

Residual value arrangements
Under certain customer offers, we allow customers to defer a component of the device cost until contract termination. We use judgment in determining whether these arrangements constitute revenue-generating arrangements or leases. In

Rogers Communications Inc.	17	2020 Annual Financial Statements

making this determination, we use judgment to assess the extent of control over the devices that passes to our customer, including whether the customer has a significant economic incentive at contract inception to return the device at contract termination.

EXPLANATORY INFORMATION
CONTRACT ASSETS
Below is a summary of our contract assets from contracts with customers and the significant changes in those balances during the years ended December 31, 2020 and 2019.

	Years ended December 31
(In millions of dollars)	2020	2019

Balance, beginning of year	1,791	1,587
Additions from new contracts with customers, net of terminations and renewals	104	1,653
Amortization of contract assets to accounts receivable	(1,274)	(1,449)

Balance, end of year	621	1,791

CONTRACT LIABILITIES
Below is a summary of our contract liabilities from contracts with customers and the significant changes in those balances during the years ended December 31, 2020 and 2019.

	Years ended December 31
(In millions of dollars)	2020	2019

Balance, beginning of year	224	233
Revenue deferred in previous year and recognized as revenue in current year	(184)	(222)
Net additions from contracts with customers	365	213

Balance, end of year	405	224

DEFERRED COMMISSION COST ASSETS
Below is a summary of the changes in the deferred commission cost assets recognized from the incremental costs incurred to obtain contracts with customers during the years ended December 31, 2020 and 2019. The deferred commission cost assets are presented within other current assets (when they will be amortized into net income within twelve months of the date of the financial statements) or other long-term assets.

	Years ended December 31
(In millions of dollars)	2020	2019

Balance, beginning of year	305	296
Additions to deferred commission cost assets	248	329
Amortization recognized on deferred commission cost assets	(291)	(320)

Balance, end of year	262	305

UNSATISFIED PORTIONS OF PERFORMANCE OBLIGATIONS
The table below shows the revenue we expect to recognize in the future related to unsatisfied or partially satisfied performance obligations as at December 31, 2020. The unsatisfied portion of the transaction price of the performance obligations relates to monthly services; we expect to recognize it over the next three to five years.

(In millions of dollars)	2021	2022	2023	Thereafter	Total
Telecommunications service	2,072	741	188	149	3,150

We have elected to utilize the following practical expedients and not disclose:
•the unsatisfied portions of performance obligations related to contracts with a duration of one year or less; or
•the unsatisfied portions of performance obligations where the revenue we recognize corresponds with the amount invoiced to the customer.

Rogers Communications Inc.	18	2020 Annual Financial Statements

DISAGGREGATION OF REVENUE

	Years ended December 31
(In millions of dollars)	2020	2019

Wireless
Service revenue	6,579	7,156
Equipment revenue	1,951	2,094

Total Wireless	8,530	9,250

Cable
Service revenue	3,936	3,940
Equipment revenue	10	14

Total Cable	3,946	3,954

Total Media	1,606	2,072

Corporate items and intercompany eliminations	(166)	(203)

Total revenue	13,916	15,073

NOTE 6: OPERATING COSTS

	Years ended December 31
(In millions of dollars)	2020	2019

Cost of equipment sales	1,946	2,254
Merchandise for resale	261	242
Other external purchases	4,005	4,360
Employee salaries, benefits, and stock-based compensation [1]	1,847	2,005

Total operating costs	8,059	8,861
1    Net of government grants received (see note 2).

NOTE 7: PROPERTY, PLANT AND EQUIPMENT

ACCOUNTING POLICY
The following accounting policy applies to property, plant and equipment excluding right-of-use assets recognized under IFRS 16. Our accounting policies for right-of-use assets are included in note 8.

Recognition and measurement, including depreciation
We measure property, plant and equipment upon initial recognition at cost and begin recognizing depreciation when the asset is ready for its intended use. Subsequently, property, plant and equipment is carried at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures (capital expenditures) that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes:
•the cost of materials and direct labour;
•costs directly associated with bringing the assets to a working condition for their intended use;
•expected costs of decommissioning the items and restoring the sites on which they are located (see note 20); and
•borrowing costs on qualifying assets.

Rogers Communications Inc.	19	2020 Annual Financial Statements

We depreciate property, plant and equipment over its estimated useful life by charging depreciation expense to net income as follows:

Asset	Basis	Estimated useful life
Buildings	Diminishing balance	5 to 40 years
Cable and wireless network	Straight-line	3 to 40 years
Computer equipment and software	Straight-line	4 to 10 years
Customer premise equipment	Straight-line	3 to 6 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life or lease term
Equipment and vehicles	Diminishing balance	3 to 20 years

We calculate gains and losses on the disposal of property, plant and equipment by comparing the proceeds from the disposal with the item's carrying amount and recognize the gain or loss in net income.

We capitalize development expenditures if they meet the criteria for recognition as an asset and amortize them over their expected useful lives once the assets to which they relate are available for use. We expense research expenditures, maintenance costs, and training costs as incurred.

Impairment testing, including recognition and measurement of an impairment charge
See "Impairment Testing" in note 9 for our policies relating to impairment testing and the related recognition and measurement of impairment charges. The impairment policies for property, plant and equipment are similar to the impairment policies for intangible assets with finite useful lives.

USE OF ESTIMATES AND JUDGMENTS
ESTIMATES
Components of an item of property, plant and equipment may have different useful lives. We make significant estimates when determining depreciation rates and asset useful lives, which require taking into account company-specific factors, such as our past experience and expected use, and industry trends, such as technological advancements. We monitor and review residual values, depreciation rates, and asset useful lives at least once a year and change them if they are different from our previous estimates. We recognize the effect of changes in estimates in net income prospectively.

We use estimates to determine certain costs that are directly attributable to self-constructed assets. These estimates primarily include certain internal and external direct labour, overhead, and interest costs associated with the acquisition, construction, development, or betterment of our networks.

Furthermore, we use estimates in determining the recoverable amount of property, plant and equipment. The determination of the recoverable amount for the purpose of impairment testing requires the use of significant estimates, such as:
•future cash flows;
•terminal growth rates; and
•discount rates.

We estimate value in use for impairment tests by discounting estimated future cash flows to their present value. We estimate the discounted future cash flows for periods of up to five years, depending on the cash-generating unit (CGU), and a terminal value. The future cash flows are based on our estimates and expected future operating results of the CGU after considering economic conditions and a general outlook for the CGU's industry. Our discount rates consider market rates of return, debt to equity ratios, and certain risk premiums, among other things. The terminal value is the value attributed to the CGU's operations beyond the projected time period of the cash flows using a perpetuity rate based on expected economic conditions and a general outlook for the industry.

We determine fair value less costs to sell in one of the following two ways:
•Analyzing discounted cash flows - we estimate the discounted future cash flows for five-year periods and a terminal value, similar to the value in use methodology described above, while applying assumptions consistent with those a market participant would make. Future cash flows are based on our estimates of expected future operating results of the CGU. Our estimates of future cash flows, terminal values, and discount rates consider similar factors to those described above for value in use estimates; or
•Using a market approach - we estimate the recoverable amount of the CGU using multiples of operating performance of comparable entities and precedent transactions in that industry.

We make certain assumptions when deriving expected future cash flows, which may include assumptions pertaining to discount and terminal growth rates. These assumptions may differ or change quickly depending on economic conditions or other events. It is therefore possible that future changes in assumptions may negatively affect future valuations of CGUs and goodwill, which could result in impairment losses.

Rogers Communications Inc.	20	2020 Annual Financial Statements

JUDGMENTS
We make significant judgments in choosing methods for depreciating our property, plant and equipment that we believe most accurately represent the consumption of benefits derived from those assets and are most representative of the economic substance of the intended use of the underlying assets.

EXPLANATORY INFORMATION
The table below summarizes our property, plant and equipment as at December 31, 2020, 2019, and 2018.

(In millions of dollars)	December 31, 2020			December 31, 2019			December 31, 2018
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount

Land and buildings	1,212	(496)	716	1,182	(461)	721	1,125	(428)	697
Cable and wireless networks	22,357	(14,268)	8,089	21,778	(13,814)	7,964	21,024	(13,550)	7,474
Computer equipment and software	6,361	(4,253)	2,108	5,903	(3,749)	2,154	5,514	(3,305)	2,209
Customer premise equipment	1,976	(1,515)	461	1,963	(1,387)	576	1,908	(1,279)	629
Leasehold improvements	625	(313)	312	596	(281)	315	539	(250)	289
Equipment and vehicles	1,320	(839)	481	1,244	(776)	468	1,292	(810)	482

Property, plant and equipment	33,851	(21,684)	12,167	32,666	(20,468)	12,198	31,402	(19,622)	11,780
Right-of-use assets	2,248	(397)	1,851	1,911	(175)	1,736	—	—	—

Total	36,099	(22,081)	14,018	34,577	(20,643)	13,934	31,402	(19,622)	11,780

The tables below summarize the changes in the net carrying amounts of property, plant and equipment during 2020 and 2019.

(In millions of dollars)	December 31, 2019			December 31, 2020
	Net carrying amount	Additions	Acquisitions from business combinations	Depreciation	Disposals and other	Net carrying amount

Land and buildings	721	30	—	(37)	2	716
Cable and wireless networks	7,964	1,334	4	(1,196)	(17)	8,089
Computer equipment and software	2,154	653	37	(747)	11	2,108
Customer premise equipment	576	165	—	(288)	8	461
Leasehold improvements	315	32	1	(36)	—	312
Equipment and vehicles	468	98	1	(86)	—	481

Property, plant and equipment	12,198	2,312	43	(2,390)	4	12,167
Right-of-use assets (note 8)	1,736	337	—	(217)	(5)	1,851

Total property, plant and equipment	13,934	2,649	43	(2,607)	(1)	14,018

(In millions of dollars)	December 31, 2018			December 31, 2019
	Net carrying amount	Effect of IFRS 16 transition	Additions [1]	Depreciation	Disposals and other	Net carrying amount

Land and buildings	697	—	57	(34)	1	721
Cable and wireless networks	7,474	(95)	1,739	(1,157)	3	7,964
Computer equipment and software	2,209	—	644	(706)	7	2,154
Customer premise equipment	629	—	236	(292)	3	576
Leasehold improvements	289	—	60	(33)	(1)	315
Equipment and vehicles	482	—	109	(75)	(48)	468

Property, plant and equipment	11,780	(95)	2,845	(2,297)	(35)	12,198
Right-of-use assets (note 8)	—	1,576	335	(175)	—	1,736

Total property, plant and equipment	11,780	1,481	3,180	(2,472)	(35)	13,934
1    Excludes proceeds on disposition of $38 million (see note 29).

Rogers Communications Inc.	21	2020 Annual Financial Statements

Property, plant and equipment not yet in service and therefore not subject to depreciation as at December 31, 2020 was $848 million (2019 - $1,320 million). During 2020, capitalized interest pertaining to property, plant and equipment was recognized at a weighted average rate of approximately 3.7% (2019 - 3.9%).

In 2019, we disposed of certain assets with a net carrying amount of $38 million. We received total proceeds of $38 million for these assets.

Annually, we perform an analysis to identify fully depreciated assets that have been disposed of. In 2020, this resulted in an adjustment to cost and accumulated depreciation of $978 million (2019 - $1,159 million). The disposals had nil impact on the Consolidated Statements of Income.

NOTE 8: LEASES

ACCOUNTING POLICY
At inception of a contract, we assess whether that contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, we assess whether:
•the contract involves the use of an identified asset;
•we have the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use; and
•we have the right to direct the use of the asset.

LESSEE ACCOUNTING
We record a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, consisting of:
•the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date; plus
•any initial direct costs incurred; and
•an estimate of costs to dismantle and remove the underlying asset or restore the site on which it is located; less
•any lease incentives received.

The right-of-use asset is depreciated on a straight-line basis over the lease term, unless we expect to obtain ownership of the leased asset at the end of the lease. The lease term consists of:
•the non-cancellable period of the lease;
•periods covered by options to extend the lease, where we are reasonably certain to exercise the option; and
•periods covered by options to terminate the lease, where we are reasonably certain not to exercise the option.

If we expect to obtain ownership of the leased asset at the end of the lease, we depreciate the right-of-use asset over the underlying asset's estimated useful life. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, our incremental borrowing rate. We generally use our incremental borrowing rate as the interest rate implicit in our leases cannot be readily determined. The lease liability is subsequently measured at amortized cost using the effective interest rate method.

Lease payments included in the measurement of the lease liability include:
•fixed payments, including in-substance fixed payments;
•variable lease payments that depend on an index or rate;
•amounts expected to be payable under a residual value guarantee; and
•the exercise price under a purchase option that we are reasonably certain to exercise, lease payments in an optional renewal period if we are reasonably certain to exercise an extension option, and penalties for early termination of a lease unless we are reasonably certain not to terminate early.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in our estimate of the amount expected to be payable under a residual value guarantee, or if we change our assessment of whether or not we will exercise a purchase, extension, or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset. The lease liability is also remeasured when the underlying lease contract is amended.

We have elected not to separate fixed non-lease components and account for the lease and any fixed non-lease components as a single lease component.

Rogers Communications Inc.	22	2020 Annual Financial Statements

Variable lease payments
Certain leases contain provisions that result in differing lease payments over the term as a result of market rate reviews or changes in the Consumer Price Index (CPI) or other similar indices. We reassess the lease liabilities related to these leases when the index or other data is available to calculate the change in lease payments.

Certain leases require us to make payments that relate to property taxes, insurance, and other non-rental costs. These non-rental costs are typically variable and are not included in the calculation of the right-of-use asset or lease liability.

LESSOR ACCOUNTING
When we act as a lessor, we determine at lease inception whether each lease is a finance lease or an operating lease.

In order to classify each lease as either finance or operating, we make an overall assessment of whether the lease transfers to the lessee substantially all of the risks and rewards incidental to ownership of the underlying asset. If it does, the lease is a finance lease; if not, it is an operating lease.

We act as the lessor on certain collocation leases, whereby, due to certain regulatory requirements, we must allow other telecommunication companies to lease space on our wireless network towers. We do not believe we transfer substantially all of the risks and rewards incidental to ownership of the underlying leased asset to the lessee and therefore classify these leases as operating leases.

If an arrangement contains both lease and non-lease components, we apply IFRS 15 to allocate the consideration in the contract between the lease and the non-lease components.

We recognize lease payments received under operating leases into income on a straight-line basis. All of the leases for which we act as lessor are classified as operating leases.

USE OF ESTIMATES AND JUDGMENTS
ESTIMATES
We estimate the lease term by considering the facts and circumstances that can create an economic incentive to exercise an extension option, or not exercise a termination option. We make certain qualitative and quantitative assumptions when deriving the value of the economic incentive.

JUDGMENTS
We make judgments in determining whether a contract is or contains a lease, which involves assessing whether a contract contains an identified asset (either a physically distinct asset or a capacity portion that represents substantially all of the capacity of the asset). Additionally, the contract should provide us with the right to substantially all of the economic benefits from the use of the asset.

We also make judgments in determining whether we have the right to control the use of the identified asset. We have that right when we have the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decisions about how and for what purpose the asset is used are predetermined, we have the right to direct the use of the asset if we have the right to operate the asset or if we designed the asset in a way that predetermines how and for what purpose the asset will be used.

We make judgments in determining the incremental borrowing rate used to measure our lease liability for each lease contract, including an estimate of the asset-specific security impact. The incremental borrowing rate should reflect the interest that we would have to pay to borrow the funds necessary to obtain a similar asset at a similar term, with a similar security, in a similar economic environment.

Certain of our leases contain extension or renewal options that are exercisable only by us and not by the lessor. At lease commencement, we assess whether we are reasonably certain to exercise any of the extension options based on our expected economic return from the lease. We are typically reasonably certain of exercising extension options on our leases, especially related to our networks, primarily due to the significant cost that would be required to relocate our network towers and related equipment. We reassess whether we are reasonably certain to exercise the options if there is a significant event or significant change in circumstance within our control and account for any changes at the date of the reassessment.

EXPLANATORY INFORMATION
We primarily lease land and buildings relating to our wireless and cable networks, our retail store presence, and certain of our offices and other corporate buildings, as well as customer premise equipment. The non-cancellable contract periods for our leases typically range from five to fifteen years. Variable lease payments during 2020 were $23 million (2019 - $22 million).

Rogers Communications Inc.	23	2020 Annual Financial Statements

LEASE LIABILITIES
Below is a summary of the activity related to our lease liabilities for the twelve months ended December 31, 2020. Certain of our lease liabilities are secured by the underlying right-of-use assets; the underlying right-of-use assets have a net carrying amount of $240 million as at December 31, 2020 (2019 - $114 million).

	Years ended December 31
(In millions of dollars)	2020	2019

Lease liabilities, beginning of year	1,725	1,545
Net additions	320	335
Interest expense on lease liabilities	70	61
Interest payments on lease liabilities	(67)	(49)
Principal payments of lease liabilities	(213)	(167)

Lease liabilities, end of year	1,835	1,725

Current liability	278	230
Long-term liability	1,557	1,495

Lease liabilities	1,835	1,725

NOTE 9: INTANGIBLE ASSETS AND GOODWILL

ACCOUNTING POLICY
RECOGNITION AND MEASUREMENT, INCLUDING AMORTIZATION
Upon initial recognition, we measure intangible assets at cost unless they are acquired through a business combination, in which case they are measured at fair value. We begin recognizing amortization on intangible assets with finite useful lives when the asset is ready for its intended use. Subsequently, the asset is carried at cost less accumulated amortization and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of a separately acquired intangible asset comprises:
•its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates; and
•any directly attributable cost of preparing the asset for its intended use.

Indefinite useful lives
We do not amortize intangible assets with indefinite lives, including spectrum licences, broadcast licences, and certain brand names.

Finite useful lives
We amortize intangible assets with finite useful lives, other than acquired program rights, into depreciation and amortization on the Consolidated Statements of Income on a straight-line basis over their estimated useful lives as noted in the table below. We monitor and review the useful lives, residual values, and amortization methods at least once per year and change them if they are different from our previous estimates. We recognize the effects of changes in estimates in net income prospectively.

Intangible asset	Estimated useful life
Customer relationships	3 to 10 years

Acquired program rights
Program rights are contractual rights we acquire from third parties to broadcast programs, including rights to broadcast live sporting events. We recognize them at cost less accumulated amortization and accumulated impairment losses. We capitalize program rights on the Consolidated Statements of Financial Position when the licence period begins and the program is available for use and amortize them to other external purchases in operating costs on the Consolidated Statements of Income over the expected exhibition period. If we have no intention to air programs, we consider the related program rights impaired and write them off. Otherwise, we test them for impairment as intangible assets with finite useful lives.

The costs for multi-year sports and television broadcast rights agreements are recognized in operating expenses during the applicable seasons based on the pattern in which the rights are aired or are expected to be consumed. To the extent that prepayments are made at the commencement of a multi-year contract towards future years' rights fees, these prepayments are recognized as intangible assets and amortized to operating expenses over the contract term. To the extent that

Rogers Communications Inc.	24	2020 Annual Financial Statements

prepayments are made for annual contractual fees within a season, they are included in other current assets on our Consolidated Statements of Financial Position, as the rights will be consumed within the next twelve months.

Goodwill
We recognize goodwill arising from business combinations when the fair value of the separately identifiable assets we acquired and liabilities we assumed is lower than the consideration we paid (including the recognized amount of the non-controlling interest, if any). If the fair value of the consideration transferred is lower than that of the separately identified assets and liabilities, we immediately recognize the difference as a gain in net income.

IMPAIRMENT TESTING
We test intangible assets with finite useful lives for impairment whenever an event or change in circumstances indicates that their carrying amounts may not be recoverable. We test indefinite-life intangible assets and goodwill for impairment once per year as at October 1, or more frequently if we identify indicators of impairment.

If we cannot estimate the recoverable amount of an individual intangible asset because it does not generate independent cash inflows, we test the entire CGU to which it belongs for impairment.

Goodwill is allocated to CGUs (or groups of CGUs) based on the level at which management monitors goodwill, which cannot be higher than an operating segment. The allocation of goodwill is made to CGUs (or groups of CGUs) that are expected to benefit from the synergies of the business combination from which the goodwill arose.

Recognition and measurement of an impairment charge
An intangible asset or goodwill is impaired if the recoverable amount is less than the carrying amount. The recoverable amount of a CGU or asset is the higher of its:
•fair value less costs to sell; and
•value in use.

If our estimate of the asset's or CGU's recoverable amount is less than its carrying amount, we reduce its carrying amount to the recoverable amount and recognize the loss in net income immediately.

We reverse a previously recognized impairment loss, except in respect of goodwill, if our estimate of the recoverable amount of a previously impaired asset or CGU has increased such that the impairment recognized in a previous year has reversed. The reversal is recognized by increasing the asset's or CGU's carrying amount to our new estimate of its recoverable amount. The carrying amount of the asset or CGU subsequent to the reversal cannot be greater than its carrying amount had we not recognized an impairment loss in previous years.

USE OF ESTIMATES AND JUDGMENTS
ESTIMATES
We use estimates in determining the recoverable amount of intangible assets and goodwill. The determination of the recoverable amount for the purpose of impairment testing requires the use of significant estimates, such as:
•future cash flows;
•terminal growth rates; and
•discount rates.

We estimate value in use for impairment tests by discounting estimated future cash flows to their present value. We estimate the discounted future cash flows for periods of up to five years, depending on the CGU, and a terminal value. The future cash flows are based on our estimates and expected future operating results of the CGU after considering economic conditions and a general outlook for the CGU's industry. Our discount rates consider market rates of return, debt to equity ratios, and certain risk premiums, among other things. The terminal value is the value attributed to the CGU's operations beyond the projected time period of the cash flows using a perpetuity rate based on expected economic conditions and a general outlook for the industry.

We determine fair value less costs to sell in one of the following two ways:
•Analyzing discounted cash flows - we estimate the discounted future cash flows for five-year periods and a terminal value, similar to the value in use methodology described above, while applying assumptions consistent with those a market participant would make. Future cash flows are based on our estimates of expected future operating results of the CGU. Our estimates of future cash flows, terminal values, and discount rates consider similar factors to those described above for value in use estimates; or
•Using a market approach - we estimate the recoverable amount of the CGU using multiples of operating performance of comparable entities and precedent transactions in that industry.

We make certain assumptions when deriving expected future cash flows, which may include assumptions pertaining to discount and terminal growth rates. These assumptions may differ or change quickly depending on economic conditions or other events. It is therefore possible that future changes in assumptions may negatively affect future valuations of CGUs and goodwill, which could result in impairment losses.

Rogers Communications Inc.	25	2020 Annual Financial Statements

JUDGMENTS
We make significant judgments that affect the measurement of our intangible assets and goodwill.

Judgment is applied when deciding to designate our spectrum and broadcast licences as assets with indefinite useful lives since we believe the licences are likely to be renewed for the foreseeable future such that there is no limit to the period over which these assets are expected to generate net cash inflows. We make judgments to determine that these assets have indefinite lives, analyzing all relevant factors, including the expected usage of the asset, the typical life cycle of the asset, and anticipated changes in the market demand for the products and services the asset helps generate. After review of the competitive, legal, regulatory, and other factors, it is our view that these factors do not limit the useful lives of our spectrum and broadcast licences.

Judgment is also applied in choosing methods of amortizing our intangible assets and program rights that we believe most accurately represent the consumption of those assets and are most representative of the economic substance of the intended use of the underlying assets.

Finally, we make judgments in determining CGUs and the allocation of goodwill to CGUs or groups of CGUs for the purpose of impairment testing.

EXPLANATORY INFORMATION
The table below summarizes our intangible assets as at December 31, 2020, 2019, and 2018.

(In millions of dollars)	December 31, 2020				December 31, 2019				December 31, 2018
	Cost prior to impairment losses	Accumulated amortization	Accumulated impairment losses	Net carrying amount	Cost prior to impairment losses	Accumulated amortization	Accumulated impairment losses	Net carrying amount	Cost prior to impairment losses	Accumulated amortization	Accumulated impairment losses	Net carrying amount

Indefinite-life intangible assets:
Spectrum licences	8,371	—	—	8,371	8,331	—	—	8,331	6,600	—	—	6,600
Broadcast licences	333	—	(99)	234	333	—	(99)	234	333	—	(99)	234
Brand names	420	(270)	(14)	136	420	(270)	(14)	136	420	(270)	(14)	136

Finite-life intangible assets:
Customer relationships	1,623	(1,589)	—	34	1,611	(1,578)	—	33	1,609	(1,562)	—	47
Acquired program rights	233	(77)	(5)	151	253	(77)	(5)	171	251	(58)	(5)	188
Total intangible assets	10,980	(1,936)	(118)	8,926	10,948	(1,925)	(118)	8,905	9,213	(1,890)	(118)	7,205
Goodwill	4,194	—	(221)	3,973	4,144	—	(221)	3,923	4,126	—	(221)	3,905

Total intangible assets and goodwill	15,174	(1,936)	(339)	12,899	15,092	(1,925)	(339)	12,828	13,339	(1,890)	(339)	11,110

The tables below summarize the changes in the net carrying amounts of intangible assets and goodwill in 2020 and 2019.

(In millions of dollars)	December 31, 2019		December 31, 2020
	Net carrying amount	Net additions	Amortization [1]	Net carrying amount

Spectrum licences	8,331	40	—	8,371
Broadcast licences	234	—	—	234
Brand names	136	—	—	136
Customer relationships	33	12	(11)	34
	8,734	52	(11)	8,775
Acquired program rights	171	57	(77)	151
Total intangible assets	8,905	109	(88)	8,926
Goodwill	3,923	50	—	3,973

Total intangible assets and goodwill	12,828	159	(88)	12,899
1    Of the $88 million of total amortization, $77 million related to acquired program rights is included in other external purchases in operating costs (see note 6), and $11 million in depreciation and amortization on the Consolidated Statements of Income.

Rogers Communications Inc.	26	2020 Annual Financial Statements

(In millions of dollars)	December 31, 2018		December 31, 2019
	Net carrying amount	Net additions	Amortization [1]	Net carrying amount

Spectrum licences	6,600	1,731	—	8,331
Broadcast licences	234	—	—	234
Brand names	136	—	—	136
Customer relationships	47	2	(16)	33
	7,017	1,733	(16)	8,734
Acquired program rights	188	60	(77)	171
Total intangible assets	7,205	1,793	(93)	8,905
Goodwill	3,905	18	—	3,923

Total intangible assets and goodwill	11,110	1,811	(93)	12,828
1    Of the $93 million of total amortization, $77 million related to acquired program rights is included in other external purchases in operating costs (see note 6), and $16 million in depreciation and amortization on the Consolidated Statements of Income.

ANNUAL IMPAIRMENT TESTING
For purposes of testing goodwill for impairment, our CGUs, or groups of CGUs, correspond to our operating segments as disclosed in note 4.

Below is an overview of the methods and key assumptions we used in 2020 to determine recoverable amounts for CGUs, or groups of CGUs, with indefinite-life intangible assets or goodwill that we consider significant.

(In millions of dollars, except periods used and rates)
	Carrying value of goodwill	Carrying value of indefinite-life intangible assets	Recoverable amount method	Period of projected cash flows (years)	Terminal growth rates (%)	Pre-tax discount rates (%)

Wireless	1,160	8,465	Value in use	5	0.5	8.4
Cable	1,858	—	Value in use	5	1.5	7.8
Media	955	235	Fair value less cost to sell	5	2.0	9.6

Our fair value measurement for Media is classified as Level 3 in the fair value hierarchy.

We did not recognize an impairment charge related to our goodwill or intangible assets in 2020 or 2019 because the recoverable amounts of the CGUs, or groups of CGUs, exceeded their carrying values.

NOTE 10: RESTRUCTURING, ACQUISITION AND OTHER

During the year ended December 31, 2020, we incurred $185 million (2019 - $139 million) in restructuring, acquisition and other expenses. In 2020, these costs were primarily incremental, temporary employee compensation and other costs incurred in response to COVID-19 as well as severance costs associated with the targeted restructuring of our employee base. In 2019, these costs were primarily severance costs associated with the targeted restructuring of our employee base and contract termination and other costs.

Rogers Communications Inc.	27	2020 Annual Financial Statements

NOTE 11: FINANCE COSTS

		Years ended December 31
(In millions of dollars)	Note	2020	2019

Interest on borrowings [1]		780	746
Interest on lease liabilities	8	70	61
Interest on post-employment benefits liability	23	13	11
Loss on repayment of long-term debt	21	—	19
Loss (gain) on foreign exchange		107	(79)
Change in fair value of derivative instruments		(97)	80
Capitalized interest		(19)	(19)
Other		27	21

Total finance costs		881	840
1 Interest on borrowings includes interest on short-term borrowings and on long-term debt.

FOREIGN EXCHANGE AND CHANGE IN FAIR VALUE OF DERIVATIVE INSTRUMENTS
We recognized $107 million in net foreign exchange losses in 2020 (2019 - $79 million in net gains). These losses and gains were primarily attributed to our US dollar-denominated commercial paper (US CP) program borrowings (see note 17).

These foreign exchange losses (2019 - gains) were offset by the $97 million gain related to the change in fair value of derivatives (2019 - $80 million loss) that was primarily attributed to the debt derivatives, which were not designated as hedges for accounting purposes, we used to substantially offset the foreign exchange risk related to these US dollar-denominated borrowings.
NOTE 12: OTHER EXPENSE (INCOME)

		Years ended December 31
(In millions of dollars)	Note	2020	2019

Losses from associates and joint ventures	18	40	25
Other investment income		(39)	(35)

Total other expense (income)		1	(10)

NOTE 13: INCOME TAXES

ACCOUNTING POLICY
Income tax expense includes both current and deferred taxes. We recognize income tax expense in net income unless it relates to an item recognized directly in equity or other comprehensive income. We provide for income taxes based on all of the information that is currently available.

Current tax expense is tax we expect to pay or receive based on our taxable income or loss during the year. We calculate the current tax expense using tax rates enacted or substantively enacted as at the reporting date, including any adjustment to taxes payable or receivable related to previous years.

Deferred tax assets and liabilities arise from temporary differences between the carrying amounts of the assets and liabilities we recognize on our Consolidated Statements of Financial Position and their respective tax bases. We calculate deferred tax assets and liabilities using enacted or substantively enacted tax rates that will apply in the years in which the temporary differences are expected to reverse.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities and they relate to income taxes levied by the same authority on:
•the same taxable entity; or
•different taxable entities where these entities intend to settle current tax assets and liabilities on a net basis or the tax assets and liabilities will be realized and settled simultaneously.

We recognize a deferred tax asset for unused losses, tax credits, and deductible temporary differences to the extent it is probable that future taxable income will be available to use the asset.

Rogers Communications Inc.	28	2020 Annual Financial Statements

USE OF ESTIMATES AND JUDGMENTS
JUDGMENTS
We make significant judgments in interpreting tax rules and regulations when we calculate income tax expense. We make judgments to evaluate whether we can recover a deferred tax asset based on our assessment of existing tax laws, estimates of future profitability, and tax planning strategies.

EXPLANATORY INFORMATION

	Years ended December 31
(In millions of dollars)	2020	2019

Total current tax expense	712	269

Deferred tax (recovery) expense:
(Reversal) origination of temporary differences	(129)	466
Revaluation of deferred tax balances due to legislative changes	(3)	(23)

Total deferred tax (recovery) expense	(132)	443

Total income tax expense	580	712
Below is a summary of the difference between income tax expense computed by applying the statutory income tax rate to income before income tax expense and the actual income tax expense for the year.

	Years ended December 31
(In millions of dollars, except tax rates)	2020	2019

Statutory income tax rate	26.6%	26.7%
Income before income tax expense	2,172	2,755

Computed income tax expense	578	736
Increase (decrease) in income tax expense resulting from:
Non-deductible portion of equity losses	10	7
Income tax adjustment, legislative tax change	(3)	(23)
Non-taxable portion of capital gains	—	(2)
Other	(5)	(6)

Total income tax expense	580	712
Effective income tax rate	26.7%	25.8%

DEFERRED TAX ASSETS AND LIABILITIES
Below is a summary of the movement of net deferred tax assets and liabilities during 2020 and 2019.

Deferred tax assets (liabilities) (In millions of dollars)	Property, plant and equipment and inventory	Goodwill and other intangibles	Investments	Non-capital loss carryforwards	Contract and deferred commission cost assets	Other	Total

December 31, 2019	(1,366)	(1,318)	(168)	12	(570)	(27)	(3,437)
(Expense) recovery in net income	(108)	(129)	(2)	4	387	(20)	132
Recovery in other comprehensive income	—	—	40	—	—	82	122
Acquisitions	(10)	(3)	—	—	—	—	(13)

December 31, 2020	(1,484)	(1,450)	(130)	16	(183)	35	(3,196)

Rogers Communications Inc.	29	2020 Annual Financial Statements

Deferred tax assets (liabilities) (In millions of dollars)	Property, plant and equipment and inventory	Goodwill and other intangibles	Investments	Non-capital loss carryforwards	Contract and deferred commission cost assets	Other	Total

December 31, 2018	(1,145)	(1,192)	(66)	29	(515)	(21)	(2,910)
Effect of IFRS 16 adoption	—	—	—	—	—	9	9
(Expense) recovery in net income	(221)	(126)	2	(17)	(55)	(26)	(443)
(Expense) recovery in other comprehensive income	—	—	(104)	—	—	11	(93)

December 31, 2019	(1,366)	(1,318)	(168)	12	(570)	(27)	(3,437)

We have not recognized deferred tax assets for the following items:

	As at December 31
(In millions of dollars)	2020	2019

Realized and accrued capital losses in Canada that can be applied against future capital gains	82	41
Tax losses in foreign jurisdictions that expire between 2023 and 2039	67	67
Deductible temporary differences in foreign jurisdictions	43	41

Total unrecognized temporary differences	192	149

There are taxable temporary differences associated with our investments in Canadian domestic subsidiaries. We do not recognize deferred tax liabilities for these temporary differences because we are able to control the timing of the reversal and the reversal is not probable in the foreseeable future. Reversing these taxable temporary differences is not expected to result in any significant tax implications.

NOTE 14: EARNINGS PER SHARE

ACCOUNTING POLICY
We calculate basic earnings per share by dividing the net income or loss attributable to our RCI Class A Voting and RCI Class B Non-Voting shareholders by the weighted average number of RCI Class A Voting and RCI Class B Non-Voting shares (Class A Shares and Class B Non-Voting Shares, respectively) outstanding during the year.

We calculate diluted earnings per share by adjusting the net income or loss attributable to Class A and Class B Non-Voting shareholders and the weighted average number of Class A Shares and Class B Non-Voting Shares outstanding for the effect of all dilutive potential common shares. We use the treasury stock method for calculating diluted earnings per share, which considers the impact of employee stock options and other potentially dilutive instruments.

Options with tandem stock appreciation rights or cash payment alternatives are accounted for as cash-settled awards. As these awards can be exchanged for common shares of RCI, they are considered potentially dilutive and are included in the calculation of our diluted net earnings per share if they have a dilutive impact in the period.

EXPLANATORY INFORMATION

	Years ended December 31
(In millions of dollars, except per share amounts)	2020	2019

Numerator (basic) - Net income for the year	1,592	2,043

Denominator - Number of shares (in millions):
Weighted average number of shares outstanding - basic	505	512
Effect of dilutive securities (in millions):
Employee stock options and restricted share units	1	1

Weighted average number of shares outstanding - diluted	506	513

Earnings per share:
Basic	$3.15	$3.99
Diluted	$3.13	$3.97

Rogers Communications Inc.	30	2020 Annual Financial Statements

For the years ended December 31, 2020 and 2019, accounting for outstanding share-based payments using the equity-settled method for stock-based compensation was determined to be more dilutive than using the cash-settled method. As a result, net income for the year ended December 31, 2020 was reduced by $7 million (2019 - $6 million) in the diluted earnings per share calculation.

For the year ended December 31, 2020, there were 3,895,948 options out of the money (2019 - 1,077,875) for purposes of the calculation of earnings per share. These options were excluded from the calculation of the effect of dilutive securities because they were anti-dilutive.

NOTE 15: ACCOUNTS RECEIVABLE

ACCOUNTING POLICY
Accounts receivable represent amounts owing to us that are currently due and collectible, as well as amounts owed to us under device or accessory financing agreements that have not yet been billed. We initially recognize accounts receivable on the date they originate. We measure accounts receivable initially at fair value, and subsequently at amortized cost, with changes recognized in net income. We measure an impairment loss for accounts receivable as the excess of the carrying amount over the present value of future cash flows we expect to derive from it, if any. The excess is allocated to an allowance for doubtful accounts and recognized as a loss in net income.

EXPLANATORY INFORMATION

		As at December 31
(In millions of dollars)	Note	2020	2019

Customer accounts receivable		3,170	1,727
Other accounts receivable		656	785
Allowance for doubtful accounts	17	(222)	(60)

Total accounts receivable		3,604	2,452

Current		2,856	2,376
Long-term		748	76

Total accounts receivable		3,604	2,452

The long-term portion of our accounts receivable is recorded within "financing receivables" on our Consolidated Statements of Financial Position and is composed of our financing receivables that will be billed to customers beyond the next 12 months.

NOTE 16: INVENTORIES

ACCOUNTING POLICY
We measure inventories, including wireless devices and merchandise for resale, at the lower of cost (determined on a weighted average cost basis for wireless devices and accessories and a first-in, first-out basis for other finished goods and merchandise) and net realizable value. We reverse a previous writedown to net realizable value, not to exceed the original recognized cost, if the inventories later increase in value.

EXPLANATORY INFORMATION

	As at December 31
(In millions of dollars)	2020	2019

Wireless devices and accessories	399	380
Other finished goods and merchandise	80	80

Total inventories	479	460
Cost of equipment sales and merchandise for resale includes $2,207 million of inventory costs for 2020 (2019 - $2,496 million).

Rogers Communications Inc.	31	2020 Annual Financial Statements

NOTE 17: FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

ACCOUNTING POLICY
Recognition
We initially recognize cash and cash equivalents, bank advances, accounts receivable, financing receivables, debt securities, and accounts payable and accrued liabilities on the date they originate. All other financial assets and financial liabilities are initially recognized on the trade date when we become a party to the contractual provisions of the instrument.

Classification and measurement
We measure financial instruments by grouping them into classes upon initial recognition, based on the purpose of the individual instruments. We initially measure all financial instruments at fair value plus, in the case of our financial instruments not classified as fair value through profit and loss (FVTPL) or FVTOCI, transaction costs that are directly attributable to the acquisition or issuance of the financial instruments.

The classifications and methods of measurement subsequent to initial recognition of our financial assets and financial liabilities are as follows:

Financial instrument	Classification and measurement method

Financial assets
Cash and cash equivalents	Amortized cost
Accounts receivable	Amortized cost
Financing receivables	Amortized cost
Investments, measured at FVTOCI	FVTOCI with no reclassification to net income [1]

Financial liabilities
Bank advances	Amortized cost
Short-term borrowings	Amortized cost
Accounts payable	Amortized cost
Accrued liabilities	Amortized cost
Long-term debt	Amortized cost
Lease liabilities	Amortized cost

Derivatives [2]
Debt derivatives [3]	FVTOCI and FVTPL
Bond forwards	FVTOCI
Expenditure derivatives	FVTOCI
Equity derivatives	FVTPL [4]
1    Subsequently measured at fair value with changes recognized in the FVTOCI investment reserve.
2    Derivatives can be in an asset or liability position at a point in time historically or in the future. For derivatives designated as cash flow hedges for accounting purposes, the effective portion of the hedge is recognized in accumulated other comprehensive income and the ineffective portion of the hedge is recognized immediately into net income.
3    Debt derivatives related to our credit facility and commercial paper borrowings have not been designated as hedges for accounting purposes and are measured at FVTPL. Debt derivatives related to our senior notes and debentures are designated as hedges for accounting purposes and are measured at FVTOCI.
4    Subsequent changes are offset against stock-based compensation expense or recovery in operating costs.

Offsetting financial assets and financial liabilities
We offset financial assets and financial liabilities and present the net amount on the Consolidated Statements of Financial Position when we have a legal right to offset them and intend to settle on a net basis or realize the asset and liability simultaneously.

Rogers Communications Inc.	32	2020 Annual Financial Statements

Derivative instruments
We use derivative instruments to manage risks related to certain activities in which we are involved. They include:

Derivatives	The risk they manage	Types of derivative instruments
Debt derivatives
Impact of fluctuations in foreign exchange rates on principal and interest payments for US dollar-denominated senior notes and debentures, credit facility borrowings, commercial paper borrowings, and certain lease liabilities
Cross-currency interest rate exchange agreements Forward foreign exchange agreements
Expenditure derivatives	Impact of fluctuations in foreign exchange rates on forecast US dollar-denominated expenditures	Forward foreign exchange agreements and foreign exchange option agreements
Equity derivatives	Impact of fluctuations in share price on stock-based compensation expense	Total return swap agreements

We use derivatives only to manage risk, and not for speculative purposes.

When we designate a derivative instrument as a hedging instrument for accounting purposes, we first determine that the hedging instrument will be highly effective in offsetting the changes in fair value or cash flows of the item it is hedging. We then formally document the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy and the methods we will use to assess the ongoing effectiveness of the hedging relationship.

We assess, on a quarterly basis, whether each hedging instrument continues to be highly effective in offsetting the changes in the fair value or cash flows of the item it is hedging.

We assess host contracts in order to identify embedded derivatives. Embedded derivatives are separated from the host contract and accounted for as separate derivatives if the host contract is not a financial asset and certain criteria are met.

Hedge ratio
Our policy is to hedge 100% of the foreign currency risk arising from principal and interest payment obligations on US dollar-denominated senior notes and debentures using debt derivatives. We also hedge up to 100% of the remaining lease payments when we enter into debt derivatives on our US dollar-denominated lease liabilities. We typically hedge up to 100% of forecast foreign currency expenditures net of foreign currency cash inflows using expenditure derivatives. From time to time, we hedge up to 100% of the interest rate risk on forecast future senior note issuances using bond forwards.

Hedging reserve
The hedging reserve represents the accumulated change in fair value of our derivative instruments to the extent they were effective hedges for accounting purposes, less accumulated amounts reclassified into net income.

Deferred transaction costs and discounts
We defer transaction costs and discounts associated with issuing long-term debt and direct costs we pay to lenders to obtain certain credit facilities and amortize them using the effective interest method over the life of the related instrument.

FVTOCI investment reserve
The FVTOCI investment reserve represents the accumulated change in fair value of our equity investments that are measured at FVTOCI less accumulated impairment losses related to the investments and accumulated amounts reclassified into equity.

Impairment (expected credit losses)
We consider the credit risk of a financial asset at initial recognition and at each reporting period thereafter until it is derecognized. For a financial asset that is determined to have low credit risk at the reporting date and that has not had significant increases in credit risk since initial recognition, we measure any impairment loss based on the credit losses we expect to recognize over the next twelve months. For other financial assets, we will measure an impairment loss based on the lifetime expected credit losses. Certain assets, such as trade receivables, financing receivables and contract assets without significant financing components, must always be recorded at lifetime expected credit losses.

Lifetime expected credit losses are estimates of all possible default events over the expected life of a financial instrument. Twelve-month expected credit losses are estimates of all possible default events within twelve months of the reporting date or over the expected life of a financial instrument, whichever is shorter.

Financial assets that are significant in value are assessed individually. All other financial assets are assessed collectively based on the nature of each asset.

Rogers Communications Inc.	33	2020 Annual Financial Statements

We measure impairment for financial assets as follows:
•Contract assets - we measure an impairment loss for contract assets based on the lifetime expected credit losses, which is allocated to an allowance for doubtful accounts and recognized as a loss in net income (see note 5).
•Accounts receivable - we measure an impairment loss for accounts receivable based on the lifetime expected credit losses, which is allocated to an allowance for doubtful accounts and recognized as a loss in net income (see note 15).
•Financing receivables - we measure an impairment loss for financing receivables based on the lifetime expected credit losses, which is allocated to an allowance for doubtful accounts and recognized as a loss in net income (see note 15).
•Investments measured at FVTOCI - we measure an impairment loss for equity investments measured at FVTOCI as the excess of the cost to acquire the asset (less any impairment loss we have previously recognized) over its current fair value, if any. The difference is recognized in the FVTOCI investment reserve.

We consider financial assets to be in default when, in the case of contract assets, accounts receivable, and financing receivables, the counterparty is unlikely to satisfy its obligations to us in full. Our investments measured at FVTOCI cannot default. To determine if our financial assets are in default, we consider the amount of time for which it has been outstanding, the reason for the amount being outstanding (for example, if the customer has ongoing service or, if they have been deactivated, whether voluntarily or involuntarily), and the risk profile of the underlying customers. We typically write-off accounts receivable when they have been outstanding for a significant period of time.

USE OF ESTIMATES AND JUDGMENTS
ESTIMATES
Fair value estimates related to our derivatives are made at a specific point in time based on relevant market information and information about the underlying financial instruments. These estimates require assessment of the credit risk of the parties to the instruments and the instruments' discount rates. These fair values and underlying estimates are also used in the tests of effectiveness of our hedging relationships.

JUDGMENTS
We make significant judgments in determining whether our financial instruments qualify for hedge accounting. These judgments include assessing whether the forecast transactions designated as hedged items in hedging relationships will materialize as forecast, whether the hedging relationships designated as effective hedges for accounting purposes continue to qualitatively be effective, and determining the methodology to determine the fair values used in testing the effectiveness of hedging relationships.

EXPLANATORY INFORMATION
We are exposed to credit, liquidity, market price, foreign exchange, and interest rate risks. Our primary risk management objective is to protect our income, cash flows, and, ultimately, shareholder value. We design and implement the risk management strategies discussed below to ensure our risks and the related exposures are consistent with our business objectives and risk tolerance. Below is a summary of our potential risk exposures by financial instrument.

Financial instrument	Financial risks

Financial assets
Cash and cash equivalents	Credit and foreign exchange
Accounts receivable	Credit and foreign exchange
Financing receivables	Credit
Investments, measured at FVTOCI	Liquidity, market price, and foreign exchange

Financial liabilities
Bank advances	Liquidity
Short-term borrowings	Liquidity, foreign exchange, and interest rate
Accounts payable	Liquidity
Accrued liabilities	Liquidity
Long-term debt	Liquidity, foreign exchange, and interest rate
Lease liabilities	Liquidity and foreign exchange

Derivatives [1]
Debt derivatives	Credit, liquidity, and foreign exchange
Expenditure derivatives	Credit, liquidity, and foreign exchange
Equity derivatives	Credit, liquidity, and market price
1    Derivatives can be in an asset or liability position at a point in time historically or in the future.

Rogers Communications Inc.	34	2020 Annual Financial Statements

CREDIT RISK
Credit risk represents the financial loss we could experience if a counterparty to a financial instrument, from whom we have an amount owing, failed to meet its obligations under the terms and conditions of its contracts with us.

Our credit risk exposure is primarily attributable to our accounts receivable, our financing receivables, and to our debt, expenditure, and equity derivatives. Our broad customer base limits the concentration of this risk. Our accounts receivable and financing receivables on the Consolidated Statements of Financial Position are net of allowances for doubtful accounts.

Accounts receivable
Our accounts receivable do not contain significant financing components as defined by IFRS 15 and therefore we measure our allowance for doubtful accounts using lifetime expected credit losses related to our accounts receivable. We believe the allowance for doubtful accounts sufficiently reflects the credit risk associated with our accounts receivable. As at December 31, 2020, $349 million (2019 - $464 million) of gross accounts receivable are considered past due, which is defined as amounts outstanding beyond normal credit terms and conditions for the respective customers.

Below is a summary of the aging of our customer accounts receivable, including financing receivables, net of the respective allowances for doubtful accounts.

	As at December 31
(In millions of dollars)	2020	2019

Customer accounts receivable
Unbilled financing receivables	1,806	148
Less than 30 days past billing date	793	1,053
30-60 days past billing date	207	274
61-90 days past billing date	66	90
Greater than 90 days past billing date	76	102

Total customer accounts receivable (net of allowances of $222 and $60, respectively)	2,948	1,667
Total contract assets (net of allowance of $28 and $54, respectively)	621	1,791

Total customer accounts receivable and contract assets	3,569	3,458

Below is a summary of the activity related to our allowance for doubtful accounts on total customer accounts receivable and contract assets.

	Years ended December 31
(In millions of dollars)	2020	2019

Balance, beginning of year	114	127
Allowance for doubtful accounts expense	307	238
Net use	(171)	(251)

Balance, end of year	250	114

We use various controls and processes, such as credit checks, deposits on account, and billing in advance, to mitigate credit risk. We monitor and take appropriate action to suspend services when customers have fully used their approved credit limits or violated established payment terms. While our credit controls and processes have been effective in managing credit risk, they cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective or that our current credit loss experience will continue.

The increase in allowance for doubtful accounts primarily reflects the changing economic conditions during COVID-19. Due to the uncertainty surrounding its condition and potential outcome, and the unpredictable and continuously changing impacts and related government responses, there is more risk and uncertainty incorporated into our assumptions and expectations, which significantly affected estimates related to our expected credit losses and allowance for doubtful accounts. As a result, we recognized an incremental $90 million in bad debt expense based on changing economic conditions.

Derivative instruments
Credit risk related to our debt derivatives, expenditure derivatives, and equity derivatives arises from the possibility that the counterparties to the agreements may default on their obligations. We assess the creditworthiness of the counterparties to

Rogers Communications Inc.	35	2020 Annual Financial Statements

minimize the risk of counterparty default and do not require collateral or other security to support the credit risk associated with these derivatives. Counterparties to the entire portfolio of our derivatives are financial institutions with a S&P Global Ratings (or the equivalent) ranging from A to AA-.

LIQUIDITY RISK
Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We manage liquidity risk by managing our commitments and maturities, capital structure, and financial leverage (see note 3). We also manage liquidity risk by continually monitoring actual and projected cash flows to ensure we will have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

Below is a summary of the undiscounted contractual maturities of our financial liabilities and the receivable components of our derivatives as at December 31, 2020 and 2019.

December 31, 2020	Carrying	Contractual	Less than	1 to 3	4 to 5	More than
(In millions of dollars)	amount	cash flows	1 year	years	years	5 years

Short-term borrowings	1,221	1,221	1,221	—	—	—
Accounts payable and accrued liabilities	2,714	2,714	2,714	—	—	—
Long-term debt	18,201	18,373	1,450	3,274	1,490	12,159
Lease liabilities	1,835	2,353	278	647	300	1,128
Other long-term financial liabilities	22	22	—	14	2	6
Expenditure derivative instruments:
Cash outflow (Canadian dollar)	—	2,134	1,305	829	—	—
Cash inflow (Canadian dollar equivalent of US dollar)	—	(2,024)	(1,222)	(802)	—	—
Equity derivative instruments	—	(34)	(34)	—	—	—
Debt derivative instruments accounted for as hedges:
Cash outflow (Canadian dollar)	—	11,114	86	2,516	937	7,575
Cash inflow (Canadian dollar equivalent of US dollar) [1]	—	(11,702)	(81)	(2,772)	(891)	(7,958)
Debt derivative instruments not accounted for as hedges:
Cash outflow (Canadian dollar)	—	585	585	—	—	—
Cash inflow (Canadian dollar equivalent of US dollar) [1]	—	(573)	(573)	—	—	—
Net carrying amount of derivatives (asset)	(1,011)
	22,982	24,183	5,729	3,706	1,838	12,910
1    Represents Canadian dollar equivalent amount of US dollar inflows matched to an equal amount of US dollar maturities in long-term debt for debt derivatives.

December 31, 2019	Carrying	Contractual	Less than	1 to 3	4 to 5	More than
(In millions of dollars)	amount	cash flows	1 year	years	years	5 years

Short-term borrowings	2,238	2,238	2,238	—	—	—
Accounts payable and accrued liabilities	3,033	3,033	3,033	—	—	—
Long-term debt	15,967	16,130	—	2,050	2,353	11,727
Lease liabilities	1,725	2,220	230	413	326	1,251
Other long-term financial liabilities	26	26	—	12	7	7
Expenditure derivative instruments:
Cash outflow (Canadian dollar)	—	1,287	1,248	39	—	—
Cash inflow (Canadian dollar equivalent of US dollar)	—	(1,286)	(1,247)	(39)	—	—
Equity derivative instruments	—	(55)	(55)	—	—	—
Debt derivative instruments accounted for as hedges:
Cash outflow (Canadian dollar)	—	9,903	—	—	1,392	8,511
Cash inflow (Canadian dollar equivalent of US dollar) [1]	—	(10,780)	—	—	(1,753)	(9,027)
Debt derivative instruments not accounted for as hedges:
Cash outflow (Canadian dollar)	—	1,622	1,622	—	—	—
Cash inflow (Canadian dollar equivalent of US dollar) [1]	—	(1,593)	(1,593)	—	—	—
Bond forwards	—	—	—	—	—	—
Net carrying amount of derivatives (asset)	(1,439)
	21,550	22,745	5,476	2,475	2,325	12,469
1    Represents Canadian dollar equivalent amount of US dollar inflows matched to an equal amount of US dollar maturities in long-term debt for debt derivatives.

Rogers Communications Inc.	36	2020 Annual Financial Statements

Below is a summary of the net interest payments over the life of the long-term debt, including the impact of the associated debt derivatives, as at December 31, 2020 and 2019.

December 31, 2020	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
(In millions of dollars)
Net interest payments	747	1,322	1,167	8,331

December 31, 2019	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
(In millions of dollars)
Net interest payments	735	1,299	1,121	8,763

MARKET PRICE RISK
Market price risk is the risk that changes in market prices, such as fluctuations in the market prices of our investments measured at FVTOCI or our share price will affect our income, cash flows, or the value of our financial instruments. The derivative instruments we use to manage this risk are described in this note.

Market price risk - publicly traded investments
We manage risk related to fluctuations in the market prices of our investments in publicly traded companies by regularly reviewing publicly available information related to these investments to ensure that any risks are within our established levels of risk tolerance. We do not engage in risk management practices such as hedging, derivatives, or short selling with respect to our publicly traded investments.

Market price risk - Class B Non-Voting Shares
Our liability related to stock-based compensation is remeasured at fair value each period. Stock-based compensation expense is affected by changes in the price of our Class B Non-Voting Shares during the life of an award, including stock options, restricted share units (RSUs), and deferred share units (DSUs). We use equity derivatives from time to time to manage the exposure in our stock-based compensation liability. As a result of our equity derivatives, a one-dollar change in the price of a Class B Non-Voting Share would not have a material effect on net income.

FOREIGN EXCHANGE RISK
We use debt derivatives to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated long-term debt, short-term borrowings, and lease liabilities. We designate the debt derivatives related to our senior notes and debentures and lease liabilities as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments and lease contracts, respectively. We have not designated the debt derivatives related to our US CP program as hedges for accounting purposes. We use expenditure derivatives to manage the foreign exchange risk in our operations, designating them as hedges for certain of our forecast operational and capital expenditures. As at December 31, 2020, all of our US dollar-denominated long-term debt, short-term borrowings, and lease liabilities were hedged against fluctuations in foreign exchange rates using debt derivatives. With respect to our long-term debt and US CP program, as a result of our debt derivatives, a one-cent change in the Canadian dollar relative to the US dollar would have no effect on net income.

A portion of our accounts receivable and accounts payable and accrued liabilities is denominated in US dollars. Due to the short-term nature of these receivables and payables, they carry no significant risk from fluctuations in foreign exchange rates as at December 31, 2020.

INTEREST RATE RISK
We are exposed to risk of changes in market interest rates due to the impact this has on interest expense for our short-term borrowings and bank credit facilities. As at December 31, 2020, 93.6% of our outstanding long-term debt and short-term borrowings was at fixed interest rates (2019 - 87.2%).

Rogers Communications Inc.	37	2020 Annual Financial Statements

Sensitivity analysis
Below is a sensitivity analysis for significant exposures with respect to our publicly traded investments, expenditure derivatives, short-term borrowings, senior notes, and bank credit facilities as at December 31, 2020 and 2019 with all other variables held constant. It shows how net income and other comprehensive income would have been affected by changes in the relevant risk variables.

	Net income		Other comprehensive income
(Change in millions of dollars)	2020	2019	2020	2019
Share price of publicly traded investments
$1 change	—	—	14	14
Expenditure derivatives - change in foreign exchange rate
$0.01 change in Cdn$ relative to US$	—	—	12	7
Floating interest rate senior notes
1% change in interest rates	7	—	—	—
Short-term borrowings
1% change in interest rates	9	17	—	—

DERIVATIVE INSTRUMENTS
As at December 31, 2020 and 2019, all of our US dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes. Below is a summary of our net asset (liability) position for our various derivatives.

	As at December 31, 2020
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	4,550	1.0795	4,912	1,405
As liabilities	4,642	1.3359	6,201	(307)
Short-term debt derivatives not accounted for as hedges:
As liabilities	449	1.2995	583	(12)
Net mark-to-market debt derivative asset				1,086
Expenditure derivatives accounted for as cash flow hedges:
As liabilities	1,590	1.3421	2,134	(109)
Equity derivatives not accounted for as hedges:
As assets			238	34

Net mark-to-market asset				1,011

	As at December 31, 2019
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,800	1.1357	6,587	1,508
As liabilities	2,570	1.3263	3,409	(96)
Short-term debt derivatives not accounted for as hedges:
As liabilities	1,223	1.3227	1,618	(29)
Net mark-to-market debt derivative asset				1,383
Expenditure derivatives accounted for as cash flow hedges:
As assets	270	1.2391	335	16
As liabilities	720	1.3228	952	(15)
Net mark-to-market expenditure derivative asset				1
Equity derivatives not accounted for as hedges:
As assets	—	—	223	55

Net mark-to-market asset				1,439

Rogers Communications Inc.	38	2020 Annual Financial Statements

Below is a summary of the net cash proceeds (payments) on debt derivatives.

	Years ended December 31
(In millions of dollars)	2020	2019

Proceeds on debt derivatives related to US commercial paper	5,542	17,056
Proceeds on debt derivatives related to credit facility borrowings	1,364	564
Proceeds on debt derivatives related to senior notes	—	—
Total proceeds on debt derivatives	6,906	17,620

Payments on debt derivatives related to US commercial paper	(5,441)	(17,069)
Payments on debt derivatives related to credit facility borrowings	(1,385)	(561)
Payments on debt derivatives related to senior notes	—	—
Total payments on debt derivatives	(6,826)	(17,630)

Net proceeds (payments) on settlement of debt derivatives	80	(10)

Below is a summary of the changes in fair value of our derivative instruments for 2020 and 2019.

Year ended December 31, 2020	Debt derivatives (hedged)	Debt derivatives (unhedged)	Expenditure derivatives	Equity derivatives	Total instruments
(In millions of dollars)

Derivative instruments, beginning of year	1,412	(29)	1	55	1,439
Proceeds received from settlement of derivatives	—	(6,906)	(1,261)	1	(8,166)
Payment on derivatives settled	—	6,826	1,221	—	8,047
(Decrease) increase in fair value of derivatives	(314)	97	(70)	(22)	(309)

Derivative instruments, end of year	1,098	(12)	(109)	34	1,011

Mark-to-market asset	1,405	—	—	34	1,439
Mark-to-market liability	(307)	(12)	(109)	—	(428)

Mark-to-market asset (liability)	1,098	(12)	(109)	34	1,011

Year ended December 31, 2019	Debt derivatives (hedged)	Debt derivatives (unhedged)	Bond forwards	Expenditure derivatives	Equity derivatives	Total instruments
(In millions of dollars)

Derivative instruments, beginning of year	1,332	41	(87)	122	92	1,500
Proceeds received from settlement of derivatives	—	(17,620)	—	(1,194)	(15)	(18,829)
Payment on derivatives settled	—	17,630	111	1,124	—	18,865
Increase (decrease) in fair value of derivatives	80	(80)	(24)	(51)	(22)	(97)

Derivative instruments, end of year	1,412	(29)	—	1	55	1,439

Mark-to-market asset	1,508	—	—	16	55	1,579
Mark-to-market liability	(96)	(29)	—	(15)	—	(140)

Mark-to-market asset (liability)	1,412	(29)	—	1	55	1,439

Rogers Communications Inc.	39	2020 Annual Financial Statements

Below is a summary of the derivative instruments assets and derivative instruments liabilities reflected on our Consolidated Statements of Financial Position.

	As at December 31
(In millions of dollars)	2020	2019

Current asset	61	101
Long-term asset	1,378	1,478
	1,439	1,579

Current liability	(110)	(50)
Long-term liability	(318)	(90)
	(428)	(140)

Net mark-to-market asset	1,011	1,439

As at December 31, 2020, US$9.2 billion notional amount of our outstanding debt derivatives have been designated as hedges for accounting purposes (2019 - US$8.4 billion). As at December 31, 2020, 100% of our outstanding expenditure derivatives have been designated as hedges for accounting purposes (2019 - 100%).

Debt derivatives
We use cross-currency interest exchange agreements to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated debt instruments, credit facility borrowings, and commercial paper borrowings (see note 19). We designate the debt derivatives related to our senior notes and debentures as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. We do not designate the debt derivatives related to our credit facility borrowings or commercial paper borrowings as hedges for accounting purposes.

During 2020 and 2019, we entered and settled debt derivatives related to our credit facility borrowings and US CP program as follows:

	Year ended December 31, 2020			Year ended December 31, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	970	1.428	1,385	420	1.336	561
Debt derivatives settled	970	1.406	1,364	420	1.343	564
Net cash (paid) received			(21)			3

Commercial paper program
Debt derivatives entered	3,316	1.329	4,406	12,897	1.328	17,127
Debt derivatives settled	4,091	1.330	5,441	12,847	1.329	17,069
Net cash received (paid)			101			(13)

In 2020 and 2019, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the US dollar-denominated senior notes issued during these years (see note 21). Below is a summary of the debt derivatives we entered to hedge senior notes issued during 2020 and 2019.

(In millions of dollars, except for coupon and interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)

2020 issuances
June 22, 2020	750	2022	USD LIBOR + 0.60%	0.955%	1,019

2019 issuances
April 30, 2019	1,250	2049	4.350%	4.173%	1,676
November 12, 2019	1,000	2049	3.700%	3.996%	1,308
1    Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

Rogers Communications Inc.	40	2020 Annual Financial Statements

During the year, concurrent with the issuances of our US$750 million senior notes, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of $1,019 million from the issuances.

In 2019, concurrent with the issuances of our US$1,250 million and US$1,000 million senior notes, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of $1,676 million and $1,308 million, respectively, from the issuances.

During 2020 and 2019, we entered and settled debt derivatives related to our outstanding lease liabilities as follows:

	Year ended December 31, 2020			Year ended December 31, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	115	1.374	158	70	1.314	92
Debt derivatives settled	43	1.372	59	—	n/a	—

As at December 31, 2020, we had US$142 million notional amount of debt derivatives outstanding related to our outstanding lease liabilities (2019 - US$70 million) with terms to maturity ranging from January 2021 to December 2023 (2019 - January 2020 to December 2022), at an average rate of $1.35/US$ (2019 - $1.32/US$)

Bond forwards
During the year ended December 31, 2019, we exercised a $500 million notional bond forward due 2019 in relation to the issuance of the $1 billion senior notes due 2029 and paid $54 million to settle the derivative. We also exercised a $400 million notional bond forward due 2019 in relation to the issuance of the US$1.25 billion senior notes due 2049 and paid $57 million to settle the derivative. As at December 31, 2020 and 2019, we had no outstanding bond forwards.

Expenditure derivatives
Below is a summary of the expenditure derivatives we entered and settled during 2020 and 2019 to manage foreign exchange risk related to certain forecast expenditures.

	Year ended December 31, 2020			Year ended December 31, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	1,560	1.343	2,095	810	1.321	1,070
Expenditure derivatives settled	940	1.299	1,221	900	1.249	1,124

As at December 31, 2020, we had US$1,590 million of expenditure derivatives outstanding (2019 - US$990 million), at an average rate of $1.34/US$ (2019 - $1.30/US$), with terms to maturity ranging from January 2021 to December 2022 (2019 - January 2020 to December 2021). As at December 31, 2020, our outstanding expenditure derivatives maturing in 2021 were hedged at an average exchange rate of $1.36/US$.
Equity derivatives
We have equity derivatives to hedge market price appreciation risk associated with Class B Non-Voting Shares that have been granted under our stock-based compensation programs (see note 25). The equity derivatives were originally entered into at a weighted average price of $50.37 with terms to maturity of one year, extendible for further one-year periods with the consent of the hedge counterparties. The equity derivatives have not been designated as hedges for accounting purposes.

As at December 31, 2020, we had equity derivatives outstanding for 4.6 million (2019 - 4.3 million) Class B Non-Voting Shares with a weighted average price of $51.82 (2019 - $51.76).

During the year ended December 31, 2020, we made net payments of $1 million to reset the weighted average price to $54.16 and reset the expiry dates to April 2021 (from April 2020) on 0.5 million equity derivatives.

During the year ended December 31, 2020, we entered into 0.3 million equity derivatives (2019 - nil) with a weighted average price of $56.08 (2019 - nil). During the year ended December 31, 2019, we settled 0.7 million equity derivatives at a weighted average price of $71.66 for net proceeds of $16 million.

Additionally, we executed extension agreements for the remainder of our equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to March 2021 and April 2021.

Rogers Communications Inc.	41	2020 Annual Financial Statements

FAIR VALUES OF FINANCIAL INSTRUMENTS
The carrying values of cash and cash equivalents, accounts receivable, bank advances, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term natures of these financial instruments. The carrying values of our financing receivables also approximate their fair values based on our recognition of an expected credit loss allowance.

We determine the fair value of each of our publicly traded investments using quoted market values. We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third-party sale negotiations, or market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the period-end estimated market yields, or period-end trading values, where available. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of debt derivatives and expenditure derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. For these debt derivatives and expenditure derivatives in a liability position, our credit spread is added to the risk-free discount rate for each derivative.

The fair values of our equity derivatives are based on the period-end quoted market value of Class B Non-Voting Shares.

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:
•financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities;
•financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices;
•Level 3 valuations are based on inputs that are not based on observable market data.

There were no material financial instruments categorized in Level 3 as at December 31, 2020 and 2019 and there were no transfers between Level 1, Level 2, or Level 3 during the respective periods.

Below is a summary of the financial instruments carried at fair value.

					As at December 31
	Carrying value		Fair value (Level 1)		Fair value (Level 2)
(In millions of dollars)	2020	2019	2020	2019	2020	2019
Financial assets
Investments, measured at FVTOCI:
Investments in publicly traded companies	1,535	1,831	1,535	1,831	—	—
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	1,405	1,508	—	—	1,405	1,508
Expenditure derivatives accounted for as cash flow hedges	—	16	—	—	—	16
Equity derivatives not accounted for as cash flow hedges	34	55	—	—	34	55
Total financial assets	2,974	3,410	1,535	1,831	1,439	1,579

Financial liabilities
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	307	96	—	—	307	96
Debt derivatives not accounted for as hedges	12	29	—	—	12	29
Expenditure derivatives accounted for as cash flow hedges	109	15	—	—	109	15
Total financial liabilities	428	140	—	—	428	140

Below is a summary of the fair value of our long-term debt.

			As at December 31
(In millions of dollars)		2020		2019
	Carrying amount	Fair value [1]	Carrying amount	Fair value [1]
Long-term debt (including current portion)	18,201	22,006	15,967	18,354
1    Long-term debt (including current portion) is measured at Level 2 in the three-level fair value hierarchy, based on year-end trading values.

We did not have any non-derivative held-to-maturity financial assets during the years ended December 31, 2020 and 2019.

Rogers Communications Inc.	42	2020 Annual Financial Statements

NOTE 18: INVESTMENTS

ACCOUNTING POLICY
Investments in publicly traded and private companies
We have elected to irrevocably classify our investments in companies over which we do not have control or significant influence as FVTOCI with no subsequent reclassification to net income because we do not hold these investments with the intent of short-term trading. We account for them as follows:
•publicly traded companies - at fair value based on publicly quoted prices; and
•private companies - at fair value using implied valuations from follow-on financing rounds, third-party sale negotiations, or market-based approaches.

Investments in associates and joint arrangements
An entity is an associate when we have significant influence over the entity's financial and operating policies but do not control the entity. We are generally presumed to have significant influence over an entity when we hold more than 20% of the voting power.

A joint arrangement exists when there is a contractual agreement that establishes joint control over activities and requires unanimous consent for strategic financial and operating decisions. We classify our interests in joint arrangements into one of two categories:
•joint ventures - when we have the rights to the net assets of the arrangement; and
•joint operations - when we have the rights to the assets and obligations for the liabilities related to the arrangement.

We use the equity method to account for our investments in associates and joint ventures; we recognize our proportionate interest in the assets, liabilities, revenue, and expenses of our joint operations.

We initially recognize our investments in associates and joint ventures at cost and subsequently increase or decrease the carrying amounts based on our share of each entity's income or loss. Distributions we receive from these entities reduce the carrying amounts of our investments.

We eliminate unrealized gains and losses from our investments in associates or joint ventures against our investments, up to the amount of our interest in the entities.

Impairment in associates and joint ventures
At the end of each reporting period, we assess whether there is objective evidence that impairment exists in our investments in associates and joint ventures. If objective evidence exists, we compare the carrying amount of the investment to its recoverable amount and recognize the excess over the recoverable amount, if any, as a loss in net income.

EXPLANATORY INFORMATION

	As at December 31
(In millions of dollars)	2020	2019

Investments in:
Publicly traded companies	1,535	1,831
Private companies	97	107
Investments, measured at FVTOCI	1,632	1,938
Investments, associates and joint ventures	904	892

Total investments	2,536	2,830

INVESTMENTS, MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME
Publicly traded companies
We hold a number of interests in publicly traded companies, including Cogeco Inc. and Cogeco Communications Inc. This year, we recognized realized losses of nil and unrealized losses of $296 million (2019 - nil of realized losses and $780 million of unrealized gains) in other comprehensive income.

INVESTMENTS, ASSOCIATES AND JOINT VENTURES
We have interests in a number of associates and joint ventures, some of which include:

Maple Leaf Sports and Entertainment Limited (MLSE)
MLSE, a sports and entertainment company, owns and operates the Scotiabank Arena, the NHL's Toronto Maple Leafs, the NBA's Toronto Raptors, MLS' Toronto FC, the CFL's Toronto Argonauts, the AHL's Toronto Marlies, and other assets. We,

Rogers Communications Inc.	43	2020 Annual Financial Statements

along with BCE Inc. (BCE), jointly own an indirect net 75% equity interest in MLSE with our portion representing a 37.5% equity interest in MLSE. Our investment in MLSE is accounted for as a joint venture using the equity method.

Glentel
Glentel is a large, multicarrier mobile phone retailer with several hundred Canadian wireless retail distribution outlets. We own a 50% equity interest in Glentel, with the remaining 50% interest owned by BCE. Our investment in Glentel is accounted for as a joint venture using the equity method.

Below is a summary of financial information pertaining to our significant associates and joint ventures and our portions thereof.

	As at or years ended December 31
(In millions of dollars)	2020	2019

Current assets	512	491
Long-term assets	3,409	3,501
Current liabilities	(857)	(906)
Long-term liabilities	(1,358)	(1,407)

Total net assets	1,706	1,679

Our share of net assets	900	851

Revenue	1,310	2,314
Expenses	(1,410)	(2,366)

Net loss	(100)	(52)

Our share of net loss	(40)	(24)

One of our joint ventures has a non-controlling interest that has a right to require our joint venture to purchase that non-controlling interest at a future date at fair value.

NOTE 19: SHORT-TERM BORROWINGS

Below is a summary of our short-term borrowings as at December 31, 2020 and 2019.

	As at December 31
(In millions of dollars)	2020	2019

Receivables securitization program	650	650
US commercial paper program	571	1,588

Total short-term borrowings	1,221	2,238

Rogers Communications Inc.	44	2020 Annual Financial Statements

Below is a summary of the activity relating to our short-term borrowings for the years ended December 31, 2020 and 2019.

	Year ended December 31, 2020			Year ended December 31, 2019
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from US commercial paper	3,316	1.329	4,406	12,897	1.328	17,127
Repayment of US commercial paper	(4,098)	1.355	(5,552)	(12,876)	1.328	(17,094)
Net (repayment of) proceeds received from US commercial paper			(1,146)			33

Proceeds received from credit facilities	—	—	—	420	1.336	561
Repayment of credit facilities	—	—	—	(420)	1.343	(564)
Net repayment of credit facilities			—			(3)

Net (repayment of) proceeds received from short-term borrowings			(1,146)			30

RECEIVABLES SECURITIZATION PROGRAM
We participate in a receivables securitization program with a Canadian financial institution that allows us to sell certain trade receivables into the program. On December 23, 2020, we entered into a new receivables securitization program to replace our previous accounts receivable securitization program. The new program enables us to sell certain trade accounts receivable and financing receivables into the program, with the proceeds recorded in current liabilities as revolving floating rate loans of up to $1.2 billion, an increase from $1.05 billion in the previous program. Similar to the previous program, we will continue to service the receivables and they will continue to be recorded as accounts receivable or financing receivables, as applicable, on our Consolidated Statement of Financial Position.

The terms of our receivables securitization program are committed until its expiry on December 22, 2023. Initial funding of $650 million was available on December 23, 2020 and increased to a minimum of $800 million on January 25, 2021. The buyer's interest in these receivables ranks ahead of our interest. The buyer of our receivables has no further claim on any of our other assets.

As at December 31, 2020, the proceeds of the sales were committed up to a maximum of $1,200 million (2019 - $1,050 million) and the program has a term of three years, ending on December 22, 2023.

	As at December 31
(In millions of dollars)	2020	2019

Receivables sold to buyer as security	2,130	1,359
Short-term borrowings from buyer	(650)	(650)

Overcollateralization	1,480	709

We continue to service and retain substantially all of the risks and rewards relating to the accounts receivable we sell, and therefore, the receivables remain recognized on our Consolidated Statements of Financial Position and the funding received is recognized as short-term borrowings. The buyer's interest in these trade receivables ranks ahead of our interest. The program restricts us from using the receivables as collateral for any other purpose. The buyer of our trade receivables has no claim on any of our other assets.

US COMMERCIAL PAPER PROGRAM
We have a US CP program that allows us to issue up to a maximum aggregate principal amount of US$1.5 billion. Funds can be borrowed under this program with terms to maturity ranging from 1 to 397 days, subject to ongoing market conditions. Any issuances made under the US CP program will be issued at a discount. Borrowings under our US CP program are classified as short-term borrowings on our Consolidated Statements of Financial Position when they are due within one year from the date of the financial statements.

Rogers Communications Inc.	45	2020 Annual Financial Statements

Below is a summary of the activity relating to our US CP program for the years ended December 31, 2020 and 2019.

	Year ended December 31, 2020			Year ended December 31, 2019
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

US commercial paper, beginning of year	1,223	1.298	1,588	1,177	1.364	1,605
Net (repayment of) proceeds received from US commercial paper	(782)	1.465	(1,146)	21	1.571	33
Discounts on issuance [1]	8	1.250	10	25	1.320	33
Loss (gain) on foreign exchange [1]			119			(83)

US commercial paper, end of year	449	1.272	571	1,223	1.298	1,588
1 Included in finance costs.

Concurrent with the US CP borrowings, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under the US CP program (see note 17). We have not designated these debt derivatives as hedges for accounting purposes.

NOTE 20: PROVISIONS

ACCOUNTING POLICY
Decommissioning and restoration costs
We use network and other assets on leased premises in some of our business activities. We expect to exit these premises in the future and we therefore make provisions for the costs associated with decommissioning the assets and restoring the locations to their original conditions when we have a legal or constructive obligation to do so. We calculate these costs based on a current estimate of the costs that will be incurred, project those costs into the future based on management's best estimates of future trends in prices, inflation, and other factors, and discount them to their present value. We revise our forecasts when business conditions or technological requirements change.

When we recognize a decommissioning liability, we recognize a corresponding asset in property, plant and equipment (as property, plant and equipment or a right-of-use asset, as applicable based on the underlying asset) and depreciate the asset based on the corresponding asset's useful life following our depreciation policies for property, plant and equipment and right-of-use assets, as applicable. We recognize the accretion of the liability as a charge to finance costs on the Consolidated Statements of Income.

Restructuring
We make provisions for restructuring when we have approved a detailed and formal restructuring plan and either the restructuring has started or management has announced the plan's main features to the employees affected by it. Restructuring obligations that have uncertain timing or amounts are recognized as provisions; otherwise they are recognized as accrued liabilities. All charges are recognized in restructuring, acquisition and other on the Consolidated Statements of Income (see note 10).

Onerous contracts
We make provisions for onerous contracts when the unavoidable costs of meeting our obligation under a contract exceed the benefits we expect to realize from it. We measure these provisions at the present value of the lower of the expected cost of terminating the contract or the expected cost of continuing with the contract. We recognize any impairment loss on the assets associated with the contract before we make the provision.

USE OF ESTIMATES AND JUDGMENTS
ESTIMATES
We recognize a provision when a past event creates a legal or constructive obligation that can be reasonably estimated and is likely to result in an outflow of economic resources. We recognize a provision even when the timing or amount of the obligation may be uncertain, which can require us to use significant estimates.

JUDGMENTS
Significant judgment is required to determine when we are subject to unavoidable costs arising from onerous contracts. These judgments may include, for example, whether a certain promise is legally binding or whether we may be successful in negotiations with the counterparty.

Rogers Communications Inc.	46	2020 Annual Financial Statements

EXPLANATORY INFORMATION

(In millions of dollars)	Decommissioning Liabilities	Other	Total

December 31, 2019	41	3	44
Additions	—	1	1
Adjustments to existing provisions	5	—	5
Amounts used	(1)	(3)	(4)

December 31, 2020	45	1	46

Current (recorded in "other current liabilities")	4	—	4
Long-term	41	1	42

Decommissioning and restoration costs
Cash outflows associated with our decommissioning liabilities are generally expected to occur at the decommissioning dates of the assets to which they relate, which are long-term in nature. The timing and extent of restoration work that will ultimately be required for these sites is uncertain.

NOTE 21: LONG-TERM DEBT

					As at December 31
(In millions of dollars, except interest rates)	Due date		Principal amount	Interest rate	2020	2019

Senior notes	2021		1,450	5.340%	1,450	1,450
Senior notes	2022		600	4.000%	600	600
Senior notes	2022	US	750	Floating	955	—
Senior notes	2023	US	500	3.000%	637	649
Senior notes	2023	US	850	4.100%	1,082	1,104
Senior notes	2024		600	4.000%	600	600
Senior notes	2025	US	700	3.625%	890	909
Senior notes	2026	US	500	2.900%	637	649
Senior notes	2027		1,500	3.650%	1,500	—
Senior notes	2029		1,000	3.250%	1,000	1,000
Senior debentures [1]	2032	US	200	8.750%	255	260
Senior notes	2038	US	350	7.500%	446	455
Senior notes	2039		500	6.680%	500	500
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes	2043	US	500	4.500%	637	649
Senior notes	2043	US	650	5.450%	827	844
Senior notes	2044	US	1,050	5.000%	1,337	1,365
Senior notes	2048	US	750	4.300%	955	973
Senior notes	2049	US	1,250	4.350%	1,592	1,624
Senior notes	2049	US	1,000	3.700%	1,273	1,299
					18,373	16,130
Deferred transaction costs and discounts					(172)	(163)
Less current portion					(1,450)	—

Total long-term debt					16,751	15,967
1    Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at December 31, 2020 and 2019.

Each of the above senior notes and debentures are unsecured and, as at December 31, 2020, were guaranteed by RCCI, ranking equally with all of RCI's other senior notes, debentures, bank credit facilities, and letter of credit facilities. We use derivatives to hedge the foreign exchange risk associated with the principal and interest components of all of our US dollar-denominated senior notes and debentures (see note 17).

Rogers Communications Inc.	47	2020 Annual Financial Statements

The tables below summarize the activity relating to our long-term debt for the years ended December 31, 2020 and 2019.

	Year ended December 31, 2020			Year ended December 31, 2019
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Credit facility borrowings (US$)	970	1.428	1,385	—	—	—
Credit facility repayments (US$)	(970)	1.406	(1,364)	—	—	—
Net borrowings under credit facilities			21			—

Senior note issuances (Cdn$)			1,500			1,000
Senior note issuances (US$)	750	1.359	1,019	2,250	1.326	2,984
Total senior note issuances			2,519			3,984

Senior note repayments (Cdn$)			—			(1,800)

Net issuance of senior notes			2,519			2,184

Net issuance of long-term debt			2,540			2,184

	Years ended December 31
(In millions of dollars)	2020	2019

Long-term debt net of transaction costs, beginning of year	15,967	14,290
Net issuance of long-term debt	2,540	2,184
Gain on foreign exchange	(297)	(458)
Deferred transaction costs incurred	(23)	(61)
Amortization of deferred transaction costs	14	12

Long-term debt net of transaction costs, end of year	18,201	15,967

WEIGHTED AVERAGE INTEREST RATE
As at December 31, 2020, our effective weighted average interest rate on all debt and short-term borrowings, including the effect of all of the associated debt derivatives and bond forwards, was 4.09% (2019 - 4.30%).

BANK CREDIT AND LETTER OF CREDIT FACILITIES
Our $3.2 billion revolving credit facility is available on a fully revolving basis until maturity and there are no scheduled reductions prior to maturity. The interest rate charged on borrowings from the revolving credit facility ranges from nil to 1.75% per annum over the bank prime rate or base rate, or 0.85% to 2.75% over the bankers' acceptance rate or London Inter-Bank Offered Rate.

As at December 31, 2020, we had available liquidity of $2.6 billion (2019 - $1.6 billion) under our $3.3 billion bank and letter of credit facilities (2019 - $3.3 billion), of which we had utilized $0.1 billion (2019 - $0.1 billion) for letters of credit and reserved $0.6 billion to backstop amounts outstanding under our US CP program borrowings (2019 - $1.6 billion).

SENIOR NOTES AND DEBENTURES
We pay interest on all of our fixed-rate senior notes and debentures on a semi-annual basis. We pay interest on our floating rate senior notes on a quarterly basis.

We have the option to redeem each of our fixed-rate senior notes and debentures, in whole or in part, at any time, if we pay the premiums specified in the corresponding agreements.

Rogers Communications Inc.	48	2020 Annual Financial Statements

Issuance of senior notes
Below is a summary of the senior notes that we issued in 2020 and 2019.

(In millions of dollars, except interest rates and discounts)
Date issued		Principal amount	Due date	Interest rate	Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)

2020 issuances
March 31, 2020		1,500	2027	3.650%	99.511%	1,500	16
June 22, 2020	US	750	2022	USD LIBOR + 0.60%	100%	1,019	5

2019 issuances
April 30, 2019	US	1,250	2049	4.350%	99.667%	1,676	20
November 12, 2019	US	1,000	2049	3.700%	98.926%	1,308	25
1    Gross proceeds before transaction costs and discounts.
2    Transaction costs and discounts are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

Concurrent with the US dollar-denominated issuances, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars (see note 17).

Repayment of senior notes and related derivative settlements
We did not repay any senior notes or settle any related debt derivatives during the year ended December 31, 2020. Below is a summary of the repayment of our senior notes during 2019. There were no debt derivatives associated with the 2019 repayments.

(In millions of dollars)
Maturity date	Notional amount (Cdn$)
2019 repayments
March 2019	400
November 2019	500
September 2020, repaid November 2019	900
Total 2019 repayments	1,800

In November 2019, we repaid the entire outstanding principal amount of our $900 million 4.7% senior notes otherwise due in September 2020. For the year ended December 31, 2019, we recognized a $19 million loss on repayment of long-term debt reflecting our obligation to pay redemption premiums upon repayment (see note 11).

PRINCIPAL REPAYMENTS
Below is a summary of the principal repayments on our long-term debt due in each of the next five years and thereafter as at December 31, 2020.

(In millions of dollars)
2021	1,450
2022	1,555
2023	1,719
2024	600
2025	890
Thereafter	12,159
Total long-term debt	18,373

TERMS AND CONDITIONS
As at December 31, 2020 and 2019, we were in compliance with all financial covenants, financial ratios, and all of the terms and conditions of our long-term debt agreements. There were no financial leverage covenants in effect other than those under our bank credit and letter of credit facilities.

The 8.75% debentures due in 2032 contain debt incurrence tests and restrictions on additional investments, sales of assets, and payment of dividends, all of which are suspended in the event the public debt securities are assigned investment-grade ratings by at least two of three specified credit rating agencies. As at December 31, 2020, these public debt securities were assigned an investment-grade rating by each of the three specified credit rating agencies and, accordingly,

Rogers Communications Inc.	49	2020 Annual Financial Statements

these restrictions have been suspended as long as the investment-grade ratings are maintained. Our other senior notes do not have any of these restrictions, regardless of the related credit ratings. The repayment dates of certain debt agreements can also be accelerated if there is a change in control of RCI.

NOTE 22: OTHER LONG-TERM LIABILITIES

		As at December 31
(In millions of dollars)	Note	2020	2019

Deferred pension liability	23	590	465
Supplemental executive retirement plan	23	92	73
Stock-based compensation	25	39	47
Derivative instruments	17	318	90
Contract liabilities	5	69	—
Other		41	29

Total other long-term liabilities		1,149	704

NOTE 23: POST-EMPLOYMENT BENEFITS

ACCOUNTING POLICY
Post-employment benefits - defined benefit pension plans
We offer contributory and non-contributory defined benefit pension plans that provide employees with a lifetime monthly pension on retirement.

We separately calculate our net obligation for each defined benefit pension plan by estimating the amount of future benefits employees have earned in return for their service in the current and prior years and discounting those benefits to determine their present value.

We accrue our pension plan obligations as employees provide the services necessary to earn the pension. We use a discount rate based on market yields on high-quality corporate bonds at the measurement date to calculate the accrued pension benefit obligation. Remeasurements of the accrued pension benefit obligation are determined at the end of the year and include actuarial gains and losses, returns on plan assets in excess of interest income, and any change in the effect of the asset ceiling. These are recognized in other comprehensive income and retained earnings.

The cost of pensions is actuarially determined and takes into account the following assumptions and methods for pension accounting related to our defined benefit pension plans:
•expected rates of salary increases for calculating increases in future benefits;
•mortality rates for calculating the life expectancy of plan members; and
•past service costs from plan amendments are immediately expensed in net income.

We recognize our net pension expense for our defined benefit pension plans and contributions to defined contribution plans as an employee benefit expense in operating costs on the Consolidated Statements of Income in the periods the employees provide the related services.

Post-employment benefits - defined contribution pension plan
In 2016, we closed the defined benefit pension plans to new members and introduced a defined contribution pension plan. This change did not impact current defined benefit members at the time; any employee enrolled in any of the defined benefit pension plans at that date continues to earn pension benefits and credited service in their respective plan.

We recognize a pension expense in relation to our contributions to the defined contribution pension plan when the employee provides service to the Company.

Termination benefits
We recognize termination benefits as an expense when we are committed to a formal detailed plan to terminate employment before the normal retirement date and it is not realistic that we will withdraw it.

Rogers Communications Inc.	50	2020 Annual Financial Statements

USE OF ESTIMATES AND JUDGMENTS
ESTIMATES
Detailed below are the significant assumptions used in the actuarial calculations used to determine the amount of the defined benefit pension obligation and related expense.

Significant estimates are involved in determining pension-related balances. Actuarial estimates are based on projections of employees' compensation levels at the time of retirement. Retirement benefits are primarily based on career average earnings, subject to certain adjustments. The most recent actuarial valuations were completed as at January 1, 2020.

Principal actuarial assumptions

	2020	2019
Weighted average of significant assumptions:

Defined benefit obligation
Discount rate	2.7%	3.2%
Rate of compensation increase	1.0% to 4.5%, based on employee age	1.0% to 4.5%, based on employee age
Mortality rate	CPM2014Priv with Scale CPM-B	CPM2014Priv with Scale CPM-B
Pension expense
Discount rate	3.2%	3.9%
Rate of compensation increase	1.0% to 4.5%, based on employee age	1.0% to 4.5%, based on employee age
Mortality rate	CPM2014Priv with Scale CPM-B	CPM2014Priv with Scale CPM-B

Sensitivity of key assumptions
In the sensitivity analysis shown below, we determine the defined benefit obligation for our funded plans using the same method used to calculate the defined benefit obligation we recognize on the Consolidated Statements of Financial Position. We calculate sensitivity by changing one assumption while holding the others constant. This leads to limitations in the analysis as the actual change in defined benefit obligation will likely be different from that shown in the table, since it is likely that more than one assumption will change at a time, and that some assumptions are correlated.

	Increase (decrease) in accrued benefit obligation
(In millions of dollars)	2020	2019

Discount rate
Impact of 0.5% increase	(279)	(233)
Impact of 0.5% decrease	319	266

Rate of future compensation increase
Impact of 0.25% increase	20	17
Impact of 0.25% decrease	(20)	(17)

Mortality rate
Impact of 1 year increase	76	61
Impact of 1 year decrease	(80)	(64)

EXPLANATORY INFORMATION
We sponsor a number of contributory and non-contributory pension arrangements for employees, including defined benefit and defined contributions plans. We do not provide any non-pension post-retirement benefits. We also provide unfunded supplemental pension benefits to certain executives.

The Rogers Defined Benefit Pension Plan provides a defined pension based on years of service and earnings, with no increases in retirement for inflation. The plan was closed to new members in 2016. Participation in the plan was voluntary and enrolled employees are required to make regular contributions into the plan. An unfunded supplemental pension plan is provided to certain senior executives to provide benefits in excess of amounts that can be provided from the defined benefit pension plan under the Income Tax Act (Canada)'s maximum pension limits.

We also sponsor smaller defined benefit pension plans in addition to the Rogers Defined Benefit Pension Plan. The Pension Plan for Employees of Rogers Communications Inc. and the Rogers Pension Plan for Selkirk Employees are closed legacy defined benefit pension plans. The Pension Plan for Certain Federally Regulated Employees of Rogers Cable

Rogers Communications Inc.	51	2020 Annual Financial Statements

Communications Inc. is similar to the main pension plan but only federally regulated employees from the Cable business were eligible to participate; this plan was closed to new members in 2016.

In addition to the defined benefit pension plans, we provide various defined contribution plans to certain groups of employees of the Company and to employees hired after March 31, 2016 who choose to join. Additionally, we provide other tax-deferred savings arrangements, including a Group RRSP and a Group TFSA program, which are accounted for as deferred contribution arrangements.

During the year ended December 31, 2019, we amended certain of our defined benefit pension plans and recognized a $21 million reduction in past service cost, which was recorded as a reduction of pension expense, included in "operating costs" in the Consolidated Statements of Income.

The Pension Committee of the Board oversees the administration of our registered pension plans, which includes the following principal areas:
•overseeing the funding, administration, communication, and investment management of the plans;
•selecting and monitoring the performance of all third parties performing duties in respect of the plans, including audit, actuarial, and investment management services;
•proposing, considering, and approving amendments to the plans;
•proposing, considering, and approving amendments to the Statement of Investment Policies and Procedures;
•reviewing management and actuarial reports prepared in respect of the administration of the pension plans; and
•reviewing and approving the audited financial statements of the pension plan funds.

The assets of the defined benefit pension plans are held in segregated accounts that are isolated from our assets. They are invested and managed following all applicable regulations and the Statement of Investment Policies and Procedures with the objective of having adequate funds to pay the benefits promised by the plans. Investment and market return risk is managed by:
•contracting professional investment managers to execute the investment strategy following the Statement of Investment Policies and Procedures and regulatory requirements;
•specifying the kinds of investments that can be held in the plans and monitoring compliance;
•using asset allocation and diversification strategies; and
•purchasing annuities from time to time.

The defined benefit pension plans are registered with the Office of the Superintendent of Financial Institutions and are subject to the Federal Pension Benefits Standards Act. Two of the defined contribution pension plans are registered with the Financial Services Regulatory Authority, subject to the Ontario Pension Benefits Act. The plans are also registered with the Canada Revenue Agency and are subject to the Income Tax Act (Canada). The benefits provided under the plans and the contributions to the plans are funded and administered in accordance with all applicable legislation and regulations.

The defined benefit pension plans are subject to certain risks related to contribution increases, inadequate plan surplus, unfunded obligations, and market rates of return, which we mitigate through the governance described above. Any significant changes to these items may affect our future cash flows.

Below is a summary of the estimated present value of accrued plan benefits and the estimated market value of the net assets available to provide these benefits for our funded defined benefit pension plans.

		As at December 31
(In millions of dollars)	Note	2020	2019

Plan assets, at fair value		2,791	2,449
Accrued benefit obligations		(3,365)	(2,900)

Net deferred pension liability		(574)	(451)

Consists of:
Deferred pension asset		16	14
Deferred pension liability	22	(590)	(465)

Net deferred pension liability		(574)	(451)

Rogers Communications Inc.	52	2020 Annual Financial Statements

Below is a summary of our pension fund assets.

	Years ended December 31
(In millions of dollars)	2020	2019

Plan assets, beginning of year	2,449	1,965
Interest income	81	81
Remeasurements, recognized in other comprehensive income and equity	163	277
Contributions by employees	34	36
Contributions by employer	150	179
Benefits paid	(82)	(86)
Administrative expenses paid from plan assets	(4)	(3)

Plan assets, end of year	2,791	2,449

Below is a summary of the accrued benefit obligations arising from funded obligations.

	Years ended December 31
(In millions of dollars)	2020	2019

Accrued benefit obligations, beginning of year	2,900	2,330
Current service cost	146	121
Past service recovery	—	(21)
Interest cost	91	89
Benefits paid	(82)	(86)
Contributions by employees	34	36
Remeasurements, recognized in other comprehensive income and equity	276	431

Accrued benefit obligations, end of year	3,365	2,900

Plan assets are comprised mainly of pooled funds that invest in common stocks and bonds that are traded in an active market. Below is a summary of the fair value of the total pension plan assets by major category.

	As at December 31
(In millions of dollars)	2020	2019

Equity securities	1,689	1,472
Debt securities	1,087	967
Other - cash	15	10

Total fair value of plan assets	2,791	2,449

Below is a summary of our net pension expense. Net interest cost is included in finance costs; other pension expenses are included in salaries and benefits expense in operating costs on the Consolidated Statements of Income.

	Years ended December 31
(In millions of dollars)	2020	2019

Plan cost:
Current service cost	146	121
Past service recovery	—	(21)
Net interest cost	10	8

Net pension expense	156	108
Administrative expense	4	4

Total pension cost recognized in net income	160	112

Rogers Communications Inc.	53	2020 Annual Financial Statements

Net interest cost, a component of the plan cost above, is included in finance costs and is outlined as follows:

	Years ended December 31
(In millions of dollars)	2020	2019

Interest income on plan assets	(81)	(81)
Interest cost on plan obligation	91	89

Net interest cost, recognized in finance costs	10	8

The remeasurement recognized in the Consolidated Statements of Comprehensive Income is determined as follows:

	Years ended December 31
(In millions of dollars)	2020	2019

Return on plan assets (excluding interest income)	163	277
Change in financial assumptions	(272)	(401)
Effect of experience adjustments	(4)	(30)

Remeasurement loss, recognized in other comprehensive income and equity	(113)	(154)

We also provide supplemental unfunded defined benefit pensions to certain executives. Below is a summary of our accrued benefit obligations, pension expense included in employee salaries and benefits, net interest cost, remeasurements, and benefits paid.

	Years ended December 31
(In millions of dollars)	2020	2019

Accrued benefit obligation, beginning of year	73	67
Pension expense, recognized in employee salaries and benefits expense	13	2
Net interest cost, recognized in finance costs	3	3
Remeasurements, recognized in other comprehensive income	8	5
Benefits paid	(5)	(4)

Accrued benefit obligation, end of year	92	73

We also have defined contribution plans with total pension expense of $15 million in 2020 (2019 - $12 million), which is included in employee salaries and benefits expense.

ALLOCATION OF PLAN ASSETS

	Allocation of plan assets		Target asset allocation percentage
	2020	2019

Equity securities:
Domestic	11.9%	12.0%	8% to 18%
International	48.6%	48.1%	37% to 67%
Debt securities	39.0%	39.5%	25% to 45%
Other - cash	0.5%	0.4%	0% to 2%

Total	100.0%	100.0%

Plan assets consist primarily of pooled funds that invest in common stocks and bonds. The pooled funds have investments in our equity securities. As a result, approximately $10 million (2019 - $10 million) of plan assets are indirectly invested in our own securities under our defined benefit plans.

We make contributions to the plans to secure the benefits of plan members and invest in permitted investments using the target ranges established by our Pension Committee, which reviews actuarial assumptions on an annual basis.

Rogers Communications Inc.	54	2020 Annual Financial Statements

Below is a summary of the actual contributions to the plans.

	Years ended December 31
(In millions of dollars)	2020	2019

Employer contribution	150	179
Employee contribution	34	36

Total contribution	184	215

We estimate our 2021 employer contributions to our funded plans to be $169 million. The actual value will depend on the results of the 2021 actuarial funding valuations. The average duration of the defined benefit obligation as at December 31, 2020 is 18 years (2019 - 17 years).

Plan assets recognized an actual net gain of $240 million in 2020 (2019 - $355 million net gain).

We have recognized a cumulative loss in other comprehensive income and retained earnings of $592 million as at December 31, 2020 (2019 - $503 million) associated with post-retirement benefit plans.

NOTE 24: SHAREHOLDERS' EQUITY

CAPITAL STOCK

Share class	Number of shares authorized for issue	Features		Voting rights
Preferred shares	400,000,000	●	Without par value	●	None
		●	Issuable in series, with rights and terms of each series to be fixed by the Board prior to the issue of any series
RCI Class A Voting Shares	112,474,388	●	Without par value	●	Each share entitled to 50 votes
		●	Each share can be converted into one Class B Non-Voting share
RCI Class B Non-Voting Shares	1,400,000,000	●	Without par value	●	None

RCI's Articles of Continuance under the Business Corporations Act (British Columbia) impose restrictions on the transfer, voting, and issue of Class A Shares and Class B Non-Voting Shares to ensure we remain qualified to hold or obtain licences required to carry on certain of our business undertakings in Canada. We are authorized to refuse to register transfers of any of our shares to any person who is not a Canadian, as defined in RCI's Articles of Continuance, in order to ensure that Rogers remains qualified to hold the licences referred to above.

DIVIDENDS
We declared and paid the following dividends on our outstanding Class A Shares and Class B Non-Voting Shares:

		Dividend per
Date declared	Date paid	share (dollars)
January 21, 2020	April 1, 2020	0.50
April 21, 2020	July 2, 2020	0.50
July 21, 2020	October 1, 2020	0.50
October 21, 2020	January 4, 2021	0.50
		2.00

January 24, 2019	April 1, 2019	0.50
April 18, 2019	July 2, 2019	0.50
June 5, 2019	October 1, 2019	0.50
October 23, 2019	January 2, 2020	0.50
		2.00

Rogers Communications Inc.	55	2020 Annual Financial Statements

The holders of Class A Shares are entitled to receive dividends at the rate of up to five cents per share but only after dividends at the rate of five cents per share have been paid or set aside on the Class B Non-Voting Shares. Class A Shares and Class B Non-Voting Shares therefore participate equally in dividends above $0.05 per share.

On January 27, 2021, the Board declared a quarterly dividend of $0.50 per Class A Voting Share and Class B Non-Voting Share, to be paid on April 1, 2021, to shareholders of record on March 10, 2021.

NORMAL COURSE ISSUER BID
In April 2020, the TSX accepted a notice of our intention to commence a normal course issuer bid (NCIB) program (2020 NCIB) that allows us to purchase, between April 24, 2020 and April 23, 2021, the lesser of 34.9 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that can be purchased for an aggregate purchase price of $500 million. Rogers security holders may obtain a copy of this notice, without charge, by contacting us. We have not purchased any Class B Non-Voting Shares under the 2020 NCIB.

In April 2019, the TSX accepted a notice of our intention to commence a NCIB program (2019 NCIB) that allowed us to purchase, between April 24, 2019 and April 23, 2020, the lesser of 35.7 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that could be purchased under the 2019 NCIB for an aggregate purchase price of $500 million. RCI security holders may obtain a copy of this notice, without charge, by contacting us.

In 2019, we purchased 9.9 million shares under our NCIB programs for $655 million. Pursuant to the 2019 NCIB, we repurchased for cancellation 7.7 million Class B Non-Voting Shares for $500 million, thereby purchasing the maximum allowed under the 2019 NCIB. In 2019, pursuant to our NCIB program we commenced in 2018, we repurchased for cancellation 2.2 million Class B Non-Voting Shares for $155 million.

NOTE 25: STOCK-BASED COMPENSATION

ACCOUNTING POLICY
Stock option plans
Cash-settled share appreciation rights (SARs) are attached to all stock options granted under our employee stock option plan. This feature allows the option holder to choose to receive a cash payment equal to the intrinsic value of the option (the amount by which the market price of the Class B Non-Voting Share exceeds the exercise price of the option on the exercise date) instead of exercising the option to acquire Class B Non-Voting Shares. We classify all outstanding stock options with cash settlement features as liabilities and carry them at their fair value, determined using the Black-Scholes option pricing model or a trinomial option pricing model, depending on the nature of the share-based award. We remeasure the fair value of the liability each period and amortize it to operating costs using graded vesting, either over the vesting period or to the date an employee is eligible to retire (whichever is shorter).

Restricted share unit (RSU) and deferred share unit (DSU) plans
We recognize outstanding RSUs and DSUs as liabilities, measuring the liabilities and compensation costs based on the awards' fair values, which are based on the market price of the Class B Non-Voting Shares, and recognizing them as charges to operating costs over the vesting period of the awards. If an award's fair value changes after it has been granted and before the exercise date, we recognize the resulting changes in the liability within operating costs in the year the change occurs. For RSUs, the payment amount is established as of the vesting date. For DSUs, the payment amount is established as of the exercise date.

Employee share accumulation plan
Employees voluntarily participate in the share accumulation plan by contributing a specified percentage of their regular earnings. We match employee contributions up to a certain amount and recognize our contributions as a compensation expense in the year we make them. Expenses relating to the employee share accumulation plan are included in operating costs.

Rogers Communications Inc.	56	2020 Annual Financial Statements

USE OF ESTIMATES AND JUDGMENTS
ESTIMATES
Significant management estimates are used to determine the fair value of stock options, RSUs, and DSUs. The table below shows the weighted average fair value of stock options granted during 2020 and 2019 and the principal assumptions used in applying the Black-Scholes model for non-performance-based options, to determine their fair value at the grant date.

	Years ended December 31
	2020	2019

Weighted average fair value	$5.86	$8.11

Risk-free interest rate	1.7%	1.9%
Dividend yield	3.4%	2.8%
Volatility of Class B Non-Voting Shares	16.1%	16.4%
Weighted average expected life	5.5 years	5.5 years

No performance-based options were issued during the years ended December 31, 2020 and December 31, 2019.

Volatility has been estimated based on the actual trading statistics of our Class B Non-Voting Shares.

EXPLANATORY INFORMATION
Below is a summary of our stock-based compensation expense, which is included in employee salaries and benefits expense.

	Years ended December 31
(In millions of dollars)	2020	2019

Stock options	(1)	1
Restricted share units	49	47
Deferred share units	(3)	4
Equity derivative effect, net of interest receipt	15	18

Total stock-based compensation expense	60	70

As at December 31, 2020, we had a total liability recognized at its fair value of $204 million (2019 - $220 million) related to stock-based compensation, including stock options, RSUs, and DSUs. The current portion of this is $165 million (2019 - $173 million) and is included in accounts payable and accrued liabilities. The long-term portion of this is $39 million (2019 - $47 million) and is included in other long-term liabilities (see note 22).

The total intrinsic value of vested liabilities, which is the difference between the exercise price of the share-based awards and the trading price of the Class B Non-Voting Shares for all vested share-based awards, as at December 31, 2020 was $103 million (2019 - $106 million).

We paid $60 million in 2020 (2019 - $84 million) to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature, representing a weighted average share price on the date of exercise of $60.00 (2019 - $70.97).

STOCK OPTIONS
Options to purchase our Class B Non-Voting Shares on a one-for-one basis may be granted to our employees, directors, and officers by the Board or our Management Compensation Committee. There are 65 million options authorized under various plans; each option has a term of seven to ten years. The vesting period is generally graded vesting over four years; however, the Management Compensation Committee may adjust the vesting terms on the grant date. The exercise price is equal to the fair market value of the Class B Non-Voting Shares, determined as the five-day average before the grant date as quoted on the TSX.

Performance options
We granted no performance-based options to certain key executives in 2020 or 2019. These options vest on a graded basis over four years provided that certain targeted stock prices are met on or after each anniversary date. As at December 31, 2020, we had 1,068,776 performance options (2019 - 1,068,776) outstanding.

Rogers Communications Inc.	57	2020 Annual Financial Statements

Summary of stock options
Below is a summary of the stock option plans, including performance options.

	Year ended December 31, 2020		Year ended December 31, 2019
(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of year	3,154,795	$61.82	2,719,612	$53.22
Granted	1,598,590	$62.56	1,179,160	$72.03
Exercised	(17,230)	$54.80	(743,977)	$46.56
Forfeited	(9,521)	$58.45	—	—

Outstanding, end of year	4,726,634	$62.10	3,154,795	$61.82

Exercisable, end of year	1,470,383	$56.75	993,645	$52.38

Below is a summary of the range of exercise prices, the weighted average exercise price, and the weighted average remaining contractual life as at December 31, 2020.

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price

$42.85 - $44.99	153,937	3.82	$44.24	153,937	$44.24
$45.00 - $49.99	499,844	3.00	$48.87	499,844	$48.87
$50.00 - $59.99	890,011	6.41	$58.10	380,499	$57.82
$60.00 - $64.99	2,013,647	8.66	$62.63	134,379	$62.89
$65.00 - $69.99	129,025	8.38	$66.21	41,684	$66.64
$70.00 - $73.00	1,040,170	7.89	$73.00	260,040	$73.00

	4,726,634	7.30	$62.10	1,470,383	$56.75

Unrecognized stock-based compensation expense as at December 31, 2020 related to stock-option plans was $5 million (2019 - $6 million) and will be recognized in net income over the next four years as the options vest.

RESTRICTED SHARE UNITS
The RSU plan allows employees, directors, and officers to participate in the growth and development of Rogers. Under the terms of the plan, RSUs are issued to the participant and the units issued vest over a period of up to three years from the grant date.

On the vesting date, we will redeem all of the participants' RSUs in cash or by issuing one Class B Non-Voting Share for each RSU. We have reserved 4,000,000 Class B Non-Voting Shares for issue under this plan.

Performance RSUs
We granted 219,493 performance-based RSUs to certain key executives in 2020 (2019 - 180,896). The number of units that vest and will be paid three years from the grant date will be within 30% to 170% of the initial number granted based upon the achievement of certain annual and cumulative three-year non-market targets.

Summary of RSUs
Below is a summary of the RSUs outstanding, including performance RSUs.

	Years ended December 31
(In number of units)	2020	2019

Outstanding, beginning of year	2,472,774	2,218,925
Granted and reinvested dividends	1,026,067	1,013,900
Exercised	(803,266)	(582,314)
Forfeited	(121,681)	(177,737)

Outstanding, end of year	2,573,894	2,472,774

Rogers Communications Inc.	58	2020 Annual Financial Statements

Unrecognized stock-based compensation expense as at December 31, 2020 related to these RSUs was $50 million (2019 - $56 million) and will be recognized in net income over the next three years as the RSUs vest.

DEFERRED SHARE UNITS
The DSU plan allows directors, certain key executives, and other senior management to elect to receive certain types of compensation in DSUs. Under the terms of the plan, DSUs are issued to the participant and the units issued cliff vest over a period of up to three years from the grant date.

Performance DSUs
We granted 10,513 performance-based DSUs to certain key executives in 2020 (2019 - 29,300). The number of units that vest and may be redeemed by the holder three years from the grant date will be within 50% to 150% of the initial number granted based upon the achievement of certain annual and cumulative three-year non-market targets.

Summary of DSUs
Below is a summary of the DSUs outstanding, including performance DSUs.

	Years ended December 31
(In number of units)	2020	2019

Outstanding, beginning of year	1,741,884	2,004,440
Granted and reinvested dividends	80,252	110,003
Exercised	(192,718)	(348,285)
Forfeited	(9,477)	(24,274)

Outstanding, end of year	1,619,941	1,741,884

Unrecognized stock-based compensation expense as at December 31, 2020 related to these DSUs was nil (2019 - $1 million) and will be recognized in net income over the next three years as the executive DSUs vest. All other DSUs are fully vested.

EMPLOYEE SHARE ACCUMULATION PLAN
Participation in the plan is voluntary. Employees can contribute up to 10% of their regular earnings through payroll deductions (up to an annual maximum contribution of $25 thousand). The plan administrator purchases Class B Non-Voting Shares on a monthly basis on the open market on behalf of the employee. At the end of each month, we make a contribution of 25% to 50% of the employee's contribution that month and the plan administrator uses this amount to purchase additional shares on behalf of the employee. We recognize our contributions made as a compensation expense.

Compensation expense related to the employee share accumulation plan was $51 million in 2020 (2019 - $51 million).

EQUITY DERIVATIVES
We have entered into equity derivatives to hedge a portion of our stock-based compensation expense (see note 17) and recognized a $15 million expense (2019 - $18 million expense) in stock-based compensation expense for these derivatives.

Rogers Communications Inc.	59	2020 Annual Financial Statements

NOTE 26: RELATED PARTY TRANSACTIONS

CONTROLLING SHAREHOLDER
Our ultimate controlling shareholder is the Rogers Control Trust (the Trust), which holds voting control of RCI. The beneficiaries of the Trust are members of the Rogers family. Certain directors of RCI represent the Rogers family.

We entered into certain transactions with private Rogers family holding companies controlled by the Trust. These transactions were recognized at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit and Risk Committee. The totals received or paid were less than $1 million for each of 2020 and 2019.

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL
Key management personnel include the directors and our most senior corporate officers, who are primarily responsible for planning, directing, and controlling our business activities.

Compensation
Compensation expense for key management personnel included in "employee salaries, benefits, and stock-based compensation" was as follows:

	Years ended December 31
(In millions of dollars)	2020	2019

Salaries and other short-term employee benefits	11	15
Post-employment benefits	2	2
Stock-based compensation [1]	19	20

Total compensation	32	37
1    Stock-based compensation does not include the effect of changes in fair value of Class B Non-Voting Shares or equity derivatives.

Transactions
We have entered into business transactions with Transcontinental Inc., a company that provides us with printing services. Isabelle Marcoux, C.M., is chair of the board of Transcontinental Inc. and a Director of RCI.

We recognize these transactions at the amount agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing are unsecured, interest-free, and due for payment in cash within one month of the date of the transaction. Below is a summary of related party activity for the business transactions described above.

(In millions of dollars)	Years ended December 31		Outstanding balance as at December 31
	2020	2019	2020	2019

Printing services	4	6	1	—

SUBSIDIARIES, ASSOCIATES, AND JOINT ARRANGEMENTS
We have the following material operating subsidiaries as at December 31, 2020 and 2019:
•Rogers Communications Canada Inc.; and
•Rogers Media Inc.

We have 100% ownership interest in these subsidiaries. They are incorporated in Canada and have the same reporting period for annual financial statements reporting.

When necessary, adjustments are made to conform the accounting policies of the subsidiaries to those of RCI. There are no significant restrictions on the ability of subsidiaries, joint arrangements, and associates to transfer funds to Rogers as cash dividends or to repay loans or advances, subject to the approval of other shareholders where applicable.

We carried out the following business transactions with our associates and joint arrangements, being primarily MLSE (broadcasting rights) and Glentel (Wireless distribution support). Transactions between us and our subsidiaries have been eliminated on consolidation and are not disclosed in this note.

	Years ended December 31
(In millions of dollars)	2020	2019

Revenue	26	69
Purchases	121	212

Rogers Communications Inc.	60	2020 Annual Financial Statements

Outstanding balances at year-end are unsecured, interest-free, and settled in cash.

	As at December 31
(In millions of dollars)	2020	2019

Accounts receivable	92	86
Accounts payable and accrued liabilities	59	24

NOTE 27: GUARANTEES

We had the following guarantees as at December 31, 2020 and 2019 as part of our normal course of business:

BUSINESS SALE AND BUSINESS COMBINATION AGREEMENTS
As part of transactions involving business dispositions, sales of assets, or other business combinations, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, intellectual property right infringement, loss or damages to property, environmental liabilities, changes in laws and regulations (including tax legislation), litigation against the counterparties, contingent liabilities of a disposed business, or reassessments of previous tax filings of the corporation that carries on the business.

SALES OF SERVICES
As part of transactions involving sales of services, we may be required to make payments to counterparties as a result of breaches of representations and warranties, changes in laws and regulations (including tax legislation), or litigation against the counterparties.

PURCHASES AND DEVELOPMENT OF ASSETS
As part of transactions involving purchases and development of assets, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, changes in laws and regulations (including tax legislation), or litigation against the counterparties.

INDEMNIFICATIONS
We indemnify our directors, officers, and employees against claims reasonably incurred and resulting from the performance of their services to Rogers. We have liability insurance for our directors and officers and those of our subsidiaries.

No amount has been accrued in the Consolidated Statements of Financial Position relating to these types of indemnifications or guarantees as at December 31, 2020 or 2019. Historically, we have not made any significant payments under these indemnifications or guarantees.

NOTE 28: COMMITMENTS AND CONTINGENT LIABILITIES

ACCOUNTING POLICY
Contingent liabilities are liabilities of uncertain timing or amount and are not recognized until we have a present obligation as a result of a past event, it is probable that we will experience an outflow of resources embodying economic benefits to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

We disclose our contingent liabilities unless the possibility of an outflow of resources in settlement is remote.

USE OF ESTIMATES AND JUDGMENTS
JUDGMENTS
We are exposed to possible losses related to various claims and lawsuits against us for which the outcome is not yet known. We therefore make significant judgments in determining the probability of loss when we assess contingent liabilities.

Rogers Communications Inc.	61	2020 Annual Financial Statements

EXPLANATORY INFORMATION
COMMITMENTS
Below is a summary of the future minimum payments for our contractual commitments that are not recognized as liabilities as at December 31, 2020.

	Less than			After
(In millions of dollars)	1 Year	1-3 Years	4-5 Years	5 Years	Total

Player contracts [1]	73	87	—	—	160
Purchase obligations [2]	295	178	70	48	591
Program rights [3]	626	1,198	1,078	316	3,218

Total commitments	994	1,463	1,148	364	3,969
1    Toronto Blue Jays players' salary contracts into which we have entered and are contractually obligated to pay.
2    Contractual obligations under service, product, and wireless device contracts to which we have committed.
3    Agreements into which we have entered to acquire broadcasting rights for programs and films for periods in excess of one year at contract inception.

Below is a summary of our other contractual commitments that are not included in the table above.

As at December 31
(In millions of dollars)	2020

Acquisition of property, plant and equipment	344
Acquisition of intangible assets	30
Commitments related to associates and joint ventures	405

Total other commitments	779

CONTINGENT LIABILITIES
We have the following contingent liabilities as at December 31, 2020:

Wholesale Internet costing and pricing
On August 15, 2019, in Telecom Order CRTC 2019-288, Follow-up to Telecom Orders 2016-396 and 2016-448 - Final rates for aggregated wholesale high-speed access services (Order), the Canadian Radio-television and Telecommunications Commission (CRTC) set final rates for facilities-based carriers' wholesale high-speed access services, including Rogers' third-party Internet access (TPIA) service. The Order set final rates for Rogers that are significantly lower than the interim rates that were previously billed and it further determined that these final rates will apply retroactively to March 31, 2016.

We do not believe the final rates set by the CRTC are just and reasonable as required by the Telecommunications Act as we believe they are below cost. On September 13, 2019, Rogers, in conjunction with the other large Canadian cable companies (Cable Carriers), filed a motion for Leave to Appeal pursuant to Section 64(1) of the Telecommunications Act with the Federal Court of Appeal (Court) and an associated motion for an interlocutory Stay of the CRTC Order. On September 27, 2019, the Court granted an Interim Stay suspending the Order until the Court rules on the Cable Carriers' motion for an interlocutory Stay of the CRTC's Order pending the Court's determination of the Cable Carriers' motion for Leave to Appeal. On November 22, 2019, the Court granted Leave to Appeal and an interlocutory Stay of the CRTC Order. The appeal was heard in June 2020. On September 10, 2020, the Court dismissed the Cable Carrier's appeal and simultaneously vacated the interlocutory Stay previously granted. On September 28, 2020, the CRTC issued a Stay of Order 2019-288 (CRTC Stay) pending review of the appropriateness of the rates established in the Order. On November 12, 2020, the Cable Carriers filed a motion for Leave to Appeal the Court's decision with the Supreme Court of Canada. The Supreme Court of Canada dismissed the request for Leave on February 25, 2021 without reasons.

Due to the CRTC Stay, and the significant uncertainty surrounding both the outcome and the amount, if any, we could ultimately have to repay to the resellers, we have not recorded a liability for this contingency at this time. The CRTC's order as drafted would have resulted in a refund of amounts previously billed to the resellers of approximately $210 million, representing the impact on a retroactive basis from March 31, 2016 to December 31, 2020. We estimate the ongoing impact would be between $10 and $15 million per quarter.

System access fee - Saskatchewan
In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

Rogers Communications Inc.	62	2020 Annual Financial Statements

In 2007, the Saskatchewan Court granted the plaintiffs' application to have the proceeding certified as a national, "opt-in" class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an "opt-out" class proceeding. This second proceeding was ordered conditionally stayed on the basis that it was an abuse of process.

At the time the Saskatchewan class action was commenced, corresponding claims were filed in multiple jurisdictions across Canada. The claims in all provinces other than Saskatchewan have now been dismissed or discontinued. We have not recognized a liability for this contingency.

911 fee
In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

Income taxes
We provide for income taxes based on all of the information that is currently available and believe that we have adequately provided for these items. The calculation of applicable taxes in many cases, however, requires significant judgment (see note 13) in interpreting tax rules and regulations. Our tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities and provisions, and could, in certain circumstances, result in the assessment of interest and penalties.

Other claims
There are certain other claims and potential claims against us. We do not expect any of these, individually or in the aggregate, to have a material adverse effect on our financial results.

Outcome of proceedings
The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If circumstances change and it becomes probable that we will be held liable for claims against us and such claim is estimable, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

Rogers Communications Inc.	63	2020 Annual Financial Statements

NOTE 29: SUPPLEMENTAL CASH FLOW INFORMATION

CHANGE IN NET OPERATING ASSETS AND LIABILITIES

	Years ended December 31
(In millions of dollars)	2020	2019

Accounts receivable, excluding financing receivables	455	(174)
Financing receivables	(1,658)	(120)
Contract assets	1,170	(204)
Inventories	(19)	7
Other current assets	(132)	(41)
Accounts payable and accrued liabilities	(326)	61
Contract and other liabilities	177	9

Total change in net operating assets and liabilities	(333)	(462)

CAPITAL EXPENDITURES

	Years ended December 31
(In millions of dollars)	2020	2019

Capital expenditures before proceeds on disposition	2,312	2,845
Proceeds on disposition	—	(38)

Capital expenditures	2,312	2,807

Rogers Communications Inc.	64	2020 Annual Financial Statements